PROSPECTUS SUPPLEMENT ISSUED MARCH 23, 1998 (SUBJECT TO COMPLETION)
(TO PROSPECTUS DATED JULY 18, 1997)
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                5,500,000 SHARES
                        BURNHAM PACIFIC PROPERTIES, INC.
                                  COMMON STOCK
                               -----------------

  BURNHAM PACIFIC PROPERTIES, INC. IS A FULLY-INTEGRATED REAL ESTATE OPERATING
     COMPANY WHICH ACQUIRES, REHABILITATES, DEVELOPS AND MANAGES RETAIL PROPERTIES ON THE WEST COAST. AS OF FEBRUARY 28, 1998, THE COMPANY OWNED INTERESTS IN 60 RETAIL PROPERTIES CONTAINING 8.0 MILLION SQUARE FEET
       OF COMPANY-OWNED GROSS LEASABLE AREA AND IN TWO RETAIL PROJECTS IN
        VARIOUS STAGES OF DEVELOPMENT. THE COMPANY ACQUIRED 23 OF ITS
            RETAIL PROPERTIES ON OR AFTER DECEMBER 31, 1997. THE
                  COMPANY ALSO OWNS FOUR OFFICE AND INDUSTRIAL
               PROPERTIES WHICH IT CONSIDERS NON-STRATEGIC AND
                  WHICH IT MAY SELL AS SUITABLE OPPORTUNITIES
                 ARISE. THE COMPANY HAS ELECTED TO QUALIFY
                       AS A REAL ESTATE INVESTMENT TRUST
                       ("REIT") FOR FEDERAL INCOME TAX
                                   PURPOSES.
                            ------------------------

  ALL OF THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK
            EXCHANGE UNDER THE SYMBOL "BPP." ON MARCH 20, 1998, THE
          REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
                    NEW YORK STOCK EXCHANGE WAS $14 1/16 PER
                                     SHARE.
                            ------------------------

  THE COMMON STOCK IS SUBJECT TO CERTAIN RESTRICTIONS ON OWNERSHIP DESIGNED TO PRESERVE THE COMPANY'S STATUS AS A REIT FOR FEDERAL INCOME TAX PURPOSES.
       SEE "DESCRIPTION OF CAPITAL STOCK" IN THE ACCOMPANYING PROSPECTUS.
                            ------------------------

   SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR
        INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
        OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                PRICE $  A SHARE
                              -------------------

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC         COMMISSIONS (1)       COMPANY (2)
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL (3)..........................................          $                   $                   $

---------
(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

(2)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $193,000.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 825,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL
     BE $      , $      AND $      , RESPECTIVELY. SEE "UNDERWRITERS."

                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN, AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY GIBSON, DUNN & CRUTCHER LLP, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED
THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT MARCH   , 1998, AT THE
OFFICES OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------
MORGAN STANLEY DEAN WITTER
        LEHMAN BROTHERS
                 MERRILL LYNCH & CO.
                          EVEREN SECURITIES, INC.
                                   SUTRO & CO. INCORPORATED

MARCH   , 1998

                                BURNHAM PACIFIC
                               WEST COAST RETAIL

[Picture showing states of California, Oregon and Washington and indicating locations of Company retail properties and regional offices. Charts indicating percentage of retail GLA by region (Los Angeles - 38%, San Francisco - 38%, San Diego -- 17%, Pacific Northwest - 7%) and percentage of retail GLA by property type (market/drug centers - 63%, promotional centers - 33%, other - 4%).]

As of February 28, 1998. For additional information, see "Recent Events," "The Company" and "Markets and Properties."

    No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated herein by reference in this Prospectus Supplement or in the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the Common Stock offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale or offer made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.............................................   S-5
Recent Events.............................................................  S-11
Use of Proceeds...........................................................  S-14
Price Range of Common Stock and Distributions.............................  S-14
Capitalization............................................................  S-15
Selected Consolidated Financial and Other Data............................  S-16
Pro Forma Condensed Consolidated Financial Statements.....................  S-18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  S-22
The Company...............................................................  S-28
Markets and Properties....................................................  S-32
Executive Officers and Directors..........................................  S-42
Description of Securities.................................................  S-44
Federal Income Tax Considerations.........................................  S-48
Underwriters..............................................................  S-53
Experts...................................................................  S-54
Legal Matters.............................................................  S-54

                                   PROSPECTUS
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Ratio of Earnings to Fixed Charges........................................     3
Use of Proceeds...........................................................     3
Risk Factors..............................................................     4
Description of Debt Securities............................................    10
Description of Capital Stock..............................................    25
Description of Depositary Shares Representing Preferred Stock.............    35
Description of Warrants or Rights.........................................    38
Description of Units of Securities........................................    39
Federal Income Tax Considerations.........................................    39
Plan of Distribution......................................................    41
Legal Matters.............................................................    42
Experts...................................................................    42

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. AS USED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE TERM "COMPANY" INCLUDES BURNHAM PACIFIC PROPERTIES, INC., A MARYLAND CORPORATION, AND ITS SUBSIDIARIES AND AFFILIATED PARTNERSHIPS ON A CONSOLIDATED BASIS, OR, AS THE CONTEXT MAY REQUIRE, BURNHAM PACIFIC PROPERTIES, INC. ONLY, AND, AS THE CONTEXT MAY REQUIRE, ITS PREDECESSORS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

    Burnham Pacific Properties, Inc. is a fully-integrated real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company began operations through a predecessor in 1963, became a real estate investment trust ("REIT") in 1987 and today is one of the largest public owners and operators of non-mall retail properties on the West Coast. The Company's properties (the "Properties" or, individually, a "Property") are predominantly anchored community shopping centers located at in-fill locations in major metropolitan market areas. As of February 28, 1998, the Company owned interests in 60 retail properties comprising approximately 8.0 million square feet of Company-owned gross leasable area ("GLA") and in two retail projects currently under development. The Company also owns four office and industrial properties which it considers non-strategic and which it may sell as suitable opportunities arise.

    Since the appointment of a new management team in October 1995, the Company has undergone a significant repositioning and substantial growth. As part of its repositioning, which was largely accomplished in 1996, the Company increased its financial flexibility, added personnel and in-house capabilities and enhanced its property focus and the geographic diversity of its portfolio. The Company's senior management team averages 25 years of experience in the retail real estate business. The Company employs 72 individuals in four regional and three property management offices in California, Oregon and Washington.

    During 1997, the Company acquired 42 properties comprising 5.6 million square feet of Company-owned GLA for approximately $598.1 million and completed one development project comprising 183,413 square feet of Company-owned GLA and one major rehabilitation project. In 1997, the Company also expanded its market presence with its entry into the Pacific Northwest, and continued to expand its management team and in-house capabilities with the addition of two senior management team members and augmentation of its asset management, leasing and finance operations.

    The Company believes its West Coast markets share the following favorable characteristics: strong growth in key economic variables (such as population, employment and income); constrained supply due to regulation and limited availability of development sites; and a consolidation opportunity occasioned by the fragmented ownership of non-mall retail properties.

    The Company's objective is to enhance its position as a leading West Coast retail REIT while maximizing total returns to stockholders through sustainable increases in funds from operations ("FFO"). The Company intends to achieve this objective by building on the principles which guided its repositioning. The key aspects of the Company's approach are as follows:

    - EXPAND WEST COAST MARKET PRESENCE WHILE MAINTAINING LOCAL FOCUS. The Company has substantially increased its presence in the San Francisco Bay Area and Los Angeles and has opened an additional regional office in Portland, Oregon and property management offices in Seattle, Washington and Fremont, California. The Company believes that continuing to build market-leading critical mass and staying close to its markets allows increased operating efficiencies, better service to tenants and greater access to, and improved ability to execute, acquisition opportunities.

    - CONTINUE TO EXPAND MANAGEMENT TEAM AND IN-HOUSE CAPABILITIES. In 1997, the Company expanded its management team with the addition of two senior executives and substantially increased its asset management, leasing and finance personnel. The Company believes its human capital is its most important asset and that continued augmentation of its operations, development and market research capabilities should continue to positively impact its operations.

    - ENHANCE FINANCIAL FLEXIBILITY. The Company has utilized a variety of financial strategies intended to enhance its financial flexibility, including: maintaining a conservative dividend payout ratio; and financing acquisitions through the private issuance of preferred stock, the issuance of Common Stock and limited partnership units of Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership") and co-investment relationships.

    - CONTINUE MULTI-FACETED GROWTH STRATEGY. The Company will continue to use its fully-integrated capabilities to grow its portfolio and FFO with the following strategies:

       '   Acquiring targeted retail properties that produce attractive returns

       ' Enhancing cash flow from its Properties through its operating expertise

       ' Rehabilitating Properties when it believes such rehabilitation will improve returns

       ' Developing new retail properties capable of achieving favorable returns

       '   Selectively disposing of assets

FORWARD LOOKING STATEMENTS

    Statements made or incorporated in this Prospectus Supplement and the accompanying Prospectus include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, without limitation, statements containing the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "future" and words of similar import which express management's belief, expectations or intentions regarding the Company's future performance or future events or trends. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those factors identified under "Risk Factors" in the accompanying Prospectus, which may cause the Company's actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. In addition, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                        RECENT AND PENDING ACQUISITIONS

    RECENT ACQUISITIONS. From and including December 31, 1997, the Company has completed the acquisition of a portfolio of 20 Properties (the "Golden State Properties") and three additional Properties comprising, in the aggregate, approximately 3.0 million square feet of Company-owned GLA (the "Recent Acquisitions") for an aggregate purchase price of approximately $345.0 million. The Company believes that its internal capabilities provide it with an opportunity to achieve yields higher than historical yields for these Properties. There can be no assurance, however, that the Company will be able to do so. The following table sets forth information regarding the Recent
Acquisitions:

                                                                                    1997
                                                                                 HISTORICAL
                                                  COMPANY-                      NET OPERATING    PURCHASE
                         ACQUISITION    TOTAL       OWNED         PERCENT          INCOME          PRICE      HISTORICAL
PROPERTY                    DATE         GLA         GLA        OCCUPIED(1)        (000'S)        (000'S)      YIELD(2)
-----------------------  -----------  ---------  -----------  ---------------  ---------------  -----------  -------------
Golden State
  Properties...........    12/31/97   2,844,493   2,583,586           91.4%       $  25,891      $ 302,400(4)         8.6%
Simi Valley Plaza......    12/31/97     229,686     219,658           96.4            2,376         24,500           9.7
Ernst-Redmond..........    12/31/97      44,324      44,324          100.0              N/A(5)       3,251           N/A(5)
Village East...........      2/4/98     135,926     135,926           90.4              926(6)      14,825           6.2(6)
                                      ---------  -----------         -----          -------     -----------          ---
  Total/Weighted
   Average.............               3,254,429   2,983,494           91.8%       $  29,193      $ 344,976           8.5%(7)


                          PURCHASE
                           PRICE/
                           SQUARE
PROPERTY                   FOOT(3)
-----------------------  -----------
Golden State
  Properties...........   $  117.05
Simi Valley Plaza......      111.54
Ernst-Redmond..........       73.35
Village East...........      109.07
                         -----------
  Total/Weighted
   Average.............   $  115.63

------------

(1) Based on occupancy at February 28, 1998. Data reflect occupancy of the total GLA owned by the Company only.

(2) Defined as 1997 historical net operating income divided by purchase price.

(3) Defined as purchase price divided by the total GLA owned by the Company.

(4) Subject to payment of additional consideration of up to $41.6 million. See "Recent Events."

(5) Single-tenant building which was vacant during 1997 and is currently leased to Linens 'N Things.

(6) Reflects rehabilitation of property completed in 1997.

(7) Does not include revenue from Ernst-Redmond.

    PENDING ACQUISITIONS. The Company has entered into agreements to acquire seven additional shopping centers comprising, in the aggregate, approximately 460,091 square feet of GLA to be acquired by the Company (the "Pending Acquisitions"). Each acquisition is subject to the satisfaction of certain conditions and, accordingly, there can be no assurance that any of these acquisitions will in fact be consummated. See "Recent Events." The following table sets forth information regarding the Pending Acquisitions:

                                                                                 1997 HISTORICAL   ESTIMATED
                             ANTICIPATED                GLA                       NET OPERATING    PURCHASE
                             ACQUISITION    TOTAL      TO BE        PERCENT          INCOME          PRICE      HISTORICAL
PROPERTY                        DATE         GLA     ACQUIRED     OCCUPIED(1)      (000'S)(2)       (000'S)      YIELD(3)
---------------------------  -----------  ---------  ---------  ---------------  ---------------  -----------  -------------
Powell Portfolio (Part
  II)......................     4/30/98     279,375    113,627          94.0%       $     985      $  10,702           9.2%
Palm Springs Portfolio.....     5/15/98     200,657    152,657          93.0            1,339         13,714           9.8
Lake Arrowhead Village.....     5/30/98     230,481    193,807          94.0            3,133         31,500          10.7
                                          ---------  ---------           ---           ------     -----------        -----
  Total/Weighted Average...                 710,513    460,091          93.7%       $   5,457      $  55,916          10.2%

                              ESTIMATED
                              PURCHASE
                               PRICE/
                               SQUARE
PROPERTY                       FOOT(4)
---------------------------  -----------
Powell Portfolio (Part
  II)......................   $   94.20
Palm Springs Portfolio.....       89.84
Lake Arrowhead Village.....      162.53
                             -----------
  Total/Weighted Average...   $  121.54

------------

(1) Based on occupancy at February 28, 1998. Data reflect occupancy of the portion of total GLA to be acquired by the Company only.

(2) Represents historical net operating income for 1997 for the portion of total GLA to be acquired by the Company.

(3) Defined as 1997 historical net operating income for the portion of total GLA to be acquired by the Company divided by estimated purchase price.

(4) Defined as purchase price divided by the portion of total GLA to be acquired by the Company.

                                 THE PROPERTIES

    The following tables summarize certain information relating to the Properties as of February 28, 1998:

                                                            NUMBER OF      COMPANY-OWNED     PERCENT OF
                                                           PROPERTIES         GLA(1)          TOTAL GLA      OCCUPANCY(1)
                                                         ---------------  ---------------  ---------------  ---------------
Retail Operating Properties
  San Diego Region.....................................            15         1,321,064            15.1%            95.8%
  Los Angeles Region...................................            15         2,795,114            32.0             91.0
  San Francisco Region.................................            21         3,031,156            34.7             88.4
  Pacific Northwest Region.............................             7           597,639             6.9             96.6
                                                                   --
                                                                          ---------------         -----            -----
    Subtotal...........................................            58         7,744,973            88.7             91.1
Properties Held in Unconsolidated Subsidiaries.........             2           263,428             3.0             96.4
Development Property Currently Under Construction(2)...             1           131,500             1.5              N/A
Office and Industrial Properties.......................             4           591,369             6.8              100%
                                                                   --
                                                                          ---------------         -----            -----
  Total/Weighted Average...............................            65         8,731,270           100.0%            92.0%

------------

(1) Data reflect GLA and occupancy only for the portions of the Properties owned by the Company. Occupancy data are as of February 28, 1998.

(2) Does not include one property currently under development which is not yet under construction.

                                  THE OFFERING

Common Stock offered hereby..................  5,500,000 shares of Common Stock

Common Stock to be outstanding after the
 Offering....................................  28,963,852 shares of Common Stock(1)

Use of proceeds from the Offering............  To repay borrowings under its existing credit facility.

NYSE symbol..................................  "BPP"

------------

(1) Excludes (i) 7,804,878 shares of Common Stock which may be issued upon conversion or exchange of the Company's Series 1997-A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock") and the Operating Partnership's Preferred Limited Partner Units (the "Preferred Units"), (ii) up to approximately 2,336,234 shares of Common Stock that may become issuable upon exchange of limited partnership units issued or currently reserved for issuance in connection with the acquisition or development of certain additional properties, (iii) 2,950,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan (the authorization of 1,150,000 of which is subject to stockholder approval at its 1998 Annual Meeting of Stockholders), under which options to acquire 2,039,877 shares are currently outstanding (1,800,000 in the event such stockholder approval is not obtained) and (iv) up to approximately 1,000,000 shares of Common Stock which the Company may issue substantially concurrently with this Offering in connection with a unit investment trust offering by an underwriter of the Common Stock offered hereby. See "Underwriters."

                        SUMMARY FINANCIAL AND OTHER DATA

    The Company's consolidated summary financial and other data are presented on an historical basis as of and for each of the five years in the period ended December 31, 1997 and on a pro forma basis as of and for the year ended December 31, 1997. The historical consolidated summary financial and other data set forth below (other than data regarding GLA, number of properties, occupancy rate and total market equity) have been derived from the consolidated financial statements of the Company and notes thereto which have been audited by Deloitte & Touche LLP, independent auditors. The historical consolidated summary financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The summary pro forma balance sheet data give effect to the following transactions as if they had occurred on December 31, 1997: (i) the acquisition of Village East; (ii) the Pending Acquisitions; and (iii) the consummation of the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." The summary pro forma operating data and other data with respect to FFO give effect to the following transactions as if they had occurred on January 1, 1997: (i) the Company's acquisitions and dispositions consummated in 1997 and the acquisition of Village East; (ii) the Pending Acquisitions; (iii) the Company's offering of Common Stock completed in May 1997; (iv) the sale of 75% joint venture interests in the Margarita Shopping Center and the Ladera Shopping Center; and (v) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds." The consolidated summary pro forma financial and other data set forth below should be read in conjunction with the Company's pro forma condensed consolidated financial statements and the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The consolidated summary pro forma financial and other data set forth below are subject to a number of estimates, assumptions and other uncertainties and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such consolidated summary pro forma financial and other data purport to be indicative of the results of operations or financial condition that may be achieved in the future.

                                                             YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------------------
                                         PRO
                                       FORMA(1)                             ACTUAL
                                      ----------  ----------------------------------------------------------
                                         1997        1997        1996        1995        1994        1993
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
OPERATING DATA
Total Revenues......................    $120,911     $68,174     $47,314     $48,669     $51,387     $41,179
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------  ----------
Interest............................      33,975      18,472      10,744      11,960      11,582      10,483
Rental Operating Costs..............      32,534      18,220      12,603      12,067      12,181       9,192
Provision for Bad Debt..............         496         496         410         972         302         373
General and Administrative..........       3,035       3,035       2,415       3,084       2,194       1,855
Depreciation and Amortization.......      25,394      15,275      11,250      13,117      11,964       9,430
Impairments/Writedowns of Assets....          --          --          --      22,420          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------
  Total Costs and Expenses..........      95,434      55,498      37,422      63,620      38,223      31,333
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Extraordinary
  Item..............................      20,334      18,750      12,155     (12,718)     13,164       9,846
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------  ----------
Net Income (Loss)...................     $20,282     $18,698     $11,271    $(12,718)    $13,164      $9,846
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                      ----------  ----------  ----------  ----------  ----------  ----------

PER SHARE DATA
Weighted Average Shares
  Outstanding.......................  28,931,575  21,334,794  17,084,498  17,016,354  15,731,552  12,767,606
Net Income (Loss)...................       $0.70       $0.88       $0.66      $(0.75)      $0.84       $0.77
Cash Dividends......................        1.05        1.00        1.00        1.33        1.42        1.39

OTHER DATA
Funds From Operations(2)............     $38,788     $27,009     $20,466     $19,914     $24,259     $18,597

                                                                AS OF DECEMBER 31,
                                      ----------------------------------------------------------------------
                                         PRO
                                       FORMA(1)                             ACTUAL
                                      ----------  ----------------------------------------------------------
                                         1997        1997        1996        1995        1994        1993
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                                    (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Total Assets........................  $1,014,536    $943,795    $356,195    $327,770    $358,022    $360,262
Total Indebtedness..................     529,775     550,380     178,452     142,806     141,499     162,607
Minority Interest(3)................      77,015      58,759         434         434          --          --
Preferred Stock.....................      28,160      28,160          --          --          --          --
Total Stockholders' Equity..........     357,894     284,804     173,725     179,160     212,771     193,089

OTHER DATA
Total Market Equity(4)..............    $443,279    $359,061    $256,447    $164,496    $215,542    $256,729
Total Company-owned GLA.............   9,191,361   8,584,592   2,945,206   3,242,087   3,153,012   3,130,436
Number of Properties................          72(5)         64(5)         23         23         24         24
Occupancy Rate(6)...................         92%         92%          87%         94%         95%         96%

------------

(1) See "Pro Forma Condensed Consolidated Financial Statements."

(2) The Company considers FFO to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate. FFO means net income (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO as presented here may not be comparable to similarly titled measures used by other companies.

(3) Includes Units and limited partnership units issued in connection with certain acquisitions.

(4) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period.

(5) Does not include one property currently under development which is not yet under construction.

(6) Reflects occupancy rate only for the portion of the Properties owned by the Company.

                                 RECENT EVENTS

GOLDEN STATE PROPERTIES ACQUISITION

    On December 31, 1997, the Company acquired a portfolio of 20 shopping centers located in California (the "Golden State Properties") containing approximately 2.6 million square feet of GLA. The Company believes that the following characteristics define the Golden State Properties:

Supermarket Anchored:      All 20 of the centers are anchored by
                           supermarkets, which account for 26.7% of the
                           total base rents, with Ralphs contributing 7.2%,
                           Raleys 7.7% and Food 4 Less 5.4%.

Strong Anchor Sales:       Annual supermarket sales in the portfolio
                           exceeded $481 per square foot for 1996, which
                           compares favorably to national median supermarket
                           sales of approximately $321 per square foot,
                           according to the Urban Land Institute.

Mature Locations:          The Company believes that, with an average age of
                           over 13 years, the Golden State Properties are
                           located in mature trade areas, consistent with
                           the Company's strategy of acquiring properties at
                           "in-fill" locations.

Below Replacement Cost:    Based upon its experience, the Company believes
                           that the initial consideration of approximately
                           $117 per square foot is below replacement cost,
                           which provides competitive pricing and rental
                           income upside.

Roll Over Opportunity:     Leases representing approximately 32% of GLA
                           expire during the next six years, providing the
                           Company with an opportunity to increase rents to
                           market rates on below market leases upon renewal
                           or releasing.

Value Enhancements:        The Golden State Properties present several value
                           enhancement opportunities including over 66,000
                           net additional square feet in unbuilt space and
                           expansion opportunities.

    INITIAL CONSIDERATION. Pursuant to the terms of the acquisition agreement (the "Golden State Contribution Agreement"), the then owners of the properties (the "Contributors") contributed the Golden State Properties to the Operating Partnership in exchange for initial consideration of approximately $302.4 million. This initial consideration was comprised of approximately $50 million of Preferred Limited Partner Units of the Operating Partnership ("Preferred Units") and approximately $252.4 million in cash. The Company financed the cash portion of the purchase price through the privately negotiated sale of $70 million of Series 1997-A Convertible Preferred Stock ("Series A Preferred Stock"), the borrowing of $150 million in first mortgage debt collateralized by nineteen of the Golden State Properties and $32.4 million of additional borrowings under the Company's existing credit facility with Nomura Asset Capital Corporation (the "Credit Facility"). The mortgage debt bears an effective interest rate of 6.76% annually (representing a spread of 95 basis points over ten year U.S. Treasury bond rates in effect at the time of the closing of the acquisition of the Golden State Properties) and is fixed for the ten year term. The preferences and other economic terms of the Preferred Units are substantially identical to those of the Series A Preferred Stock. See "-- Issuance of Preferred Stock" and "Description of Securities -- Series A Preferred Stock."

    ADDITIONAL CONSIDERATION. In addition to the initial consideration, the Contributors have the right to receive additional consideration of up to $41.6 million for additional income resulting from the lease-up of certain specified portions of the Golden State Properties and construction and lease-up of certain additional space. The additional consideration, if any, will be paid out over an eighteen-month period. The Contributors have the option of taking the additional consideration in Common Limited Partner Units of the Operating Partnership ("Common Units" and, together with the Preferred Units, the "Units") with the number of such Common Units to be equal to the amount of such additional value divided by the then fair market value (as determined at the respective times of payment) of the Common Stock, subject to certain conditions. The Contributors will have the option of having the Company or the Operating Partnership immediately redeem any such Common Units for cash. Any leases for the unleased and unbuilt space must adhere to certain standards as to use, creditworthiness and lease terms, with the Contributors responsible for all leasing costs and the Company retaining certain approval rights.

    ISSUANCE OF PREFERRED STOCK. As referenced above, in connection with the acquisition of the Golden State Properties, the Company issued to affiliates of Westbrook Real Estate Partnership II, L.P. and Westbrook Real Estate Co-Investment Partnership II, L.P., 2,800,000 shares of Series A Preferred Stock at a cash price of $25 per share. The Series A Preferred Stock has a dividend yield of 8% and is convertible into Common Stock quarterly in cumulative 25% increments beginning December 31, 1998 at a conversion price per share initially equal to $15.375, which price represents 107% of the $14.375 base price of the Common Stock at the time that the principal terms of the Series A Preferred Stock were negotiated. See "Description of Securities -- Series A Preferred Stock."

    Pursuant to the rules of the New York Stock Exchange, the Company will submit the matter of issuing Common Stock upon the exchange of all Units issued pursuant to the Golden State Contribution Agreement and upon the conversion of all Series A Preferred Stock to its stockholders at its 1998 Annual Meeting of Stockholders, and to redeem for cash Preferred Units and Series A Preferred Stock having an aggregate stated value of approximately $50 million in the event that stockholder approval for such issuances is not received at that or any subsequent special meeting of stockholders held not later than June 30, 1998. See "Description of Securities -- Other Provisions -- Mandatory Redemption in Certain Instances."

SIMI VALLEY PLAZA ACQUISITION

    On December 31, 1997, the Company acquired Simi Valley Plaza, a 219,658 square foot promotional center anchored by Edwards Theaters and Home Base, for approximately $24.5 million. The property is located on Los Angeles Boulevard in Simi Valley, California. The Company financed the acquisition of its interest through assumption of existing mortgage debt of approximately $16.2 million and the issuance of approximately $8.3 million of Common Units.

ERNST LEASEHOLD ACQUISITION

    On December 31, 1997, the Company acquired a leasehold interest in a 44,324 square foot former Ernst Home Improvement Store for approximately $3.3 million in cash. The property, which is located in Redmond, Washington, is now anchored by Linens 'N Things. The Company has an option to acquire up to 11 additional leasehold interests in former locations of the Ernst Home Improvement chain located in California, Utah and Washington.

VILLAGE EAST ACQUISITION

    On February 4, 1998, the Company acquired Village East, a 135,926 square foot promotional center anchored by Ross Dress For Less and Borders Books for approximately $14.8 million. The Company financed this acquisition with $7.0 million of new mortgage debt and approximately $7.8 million of cash drawn from its Credit Facility. Village East is located in Salem, Oregon.

PENDING ACQUISITIONS

    The Company has entered into agreements to acquire seven additional shopping centers. Each acquisition is subject to the satisfaction of certain conditions and, therefore there can be no assurance that any of these acquisitions will in fact be consummated.

    POWELL PORTFOLIO (PART II) ACQUISITION. Pursuant to an acquisition agreement, the Company expects to purchase three market/drug centers located in Oregon, Washington and New Mexico, comprising 113,627 square feet of GLA (the "Powell Portfolio (Part II)") for approximately $10.7 million from the Powell Development Company of Seattle, Washington. If consummated, the Company plans to finance this acquisition through the assumption of approximately $1.0 million of existing mortgage debt, payment of approximately $5.3 million in cash and the issuance of approximately $4.5 million in Common Units. The Powell Portfolio (Part II) properties are as follows:

        Keizer Creekside: Located in Keizer, Oregon, this property contains 104,212 square feet of GLA of which the Company would purchase 61,943 square feet, and is anchored by Albertsons (not owned).

        Park Manor: Located in Bellingham, Washington, this property contains 96,278 square feet of GLA of which the Company would purchase 26,754 square feet, and is anchored by Albertsons (not owned).

        Cruces Norte: Located in Las Cruces, New Mexico, this property contains 78,885 square feet of GLA of which the Company would purchase 24,930 square feet, and is anchored by Albertsons (not owned).

    PALM SPRINGS PORTFOLIO ACQUISITION. The Company has entered into a letter of intent to purchase a portfolio comprised of three properties located in the Palm Springs area containing an aggregate of 152,657 square feet of GLA (the "Palm Springs Portfolio"). If consummated, the Company plans to finance this $13.7 million acquisition through the assumption of approximately $4.0 million of mortgage debt, payment of approximately $7.5 million in cash and the issuance of approximately $2.3 million in Common Units. The Palm Spings Portfolio properties are as follows:

        Entertainment Center: Located in Palm Desert, this property contains 42,754 square feet of GLA and is anchored by Metropolitan Theaters.

        Market/Drug Center: Located in Cathedral City, this property contains 72,421 square feet of GLA and is anchored by Lucky's Market.

        Market/Drug Center: Located in Palm Desert, this property contains 37,482 square feet of GLA and is anchored by Lucky's Market (not owned).

    LAKE ARROWHEAD ACQUISITION. Pursuant to an acquisition agreement, the Company expects to purchase a 193,807 square foot market/drug center anchored by Stater Brothers for approximately $31.5 million. The property is located in Lake Arrowhead Village, California. The Company plans to finance the acquisition through the assumption of approximately $19.6 million of mortgage debt, the payment of approximately $.4 million in cash and the issuance of approximately $11.5 million in Common Units.

OPERATING PARTNERSHIP FORMATION

    In 1997, the Company converted to an operating partnership structure (frequently called an "UPREIT" structure) to provide sellers the opportunity to contribute properties to the Company (through the Operating Partnership) on a tax-deferred basis in exchange for Operating Partnership Units. The Company believes that its ability to offer tax-deferred transactions to sellers will enhance its attractiveness to local owners and developers. The Company formed the Operating Partnership under the Delaware Revised Uniform Limited Partnership Act in November 1997 and, by year-end, the Company had transferred to the Operating Partnership legal or beneficial ownership of substantially all of the real property and related personal property owned by the Company and its subsidiaries, and of the beneficial interest owned by the Company and its subsidiaries in any partnership or limited liability company that owns a direct or indirect interest in real property and related personal property. The Company intends that the Operating Partnership will be the vehicle through which the Company will own its current assets, will make its future acquisitions and generally conduct its business. The Company has already taken advantage of the structure through its use of Units as currency in its acquisitions of the Golden State Properties and Simi Valley Plaza.

DIVIDEND INCREASE

    On February 18, 1998, the Board of Directors declared a 5% increase in the regular quarterly distribution from $.250 to $.2625 per share of Common Stock, payable on March 31, 1998 to stockholders of record on March 24, 1998. This distribution will not be made with respect to the shares of Common Stock sold in this Offering as such shares will be issued and sold after the record date.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $73.1 million after deducting underwriting discounts and commissions and estimated offering expenses (approximately $84.1 million if the Underwriters' over-allotment option is exercised in full).

    In exchange for additional units, the Company will contribute the net proceeds to the Operating Partnership, which will use such net proceeds to reduce outstanding borrowings under the Credit Facility. The Credit Facility currently bears a weighted-average interest rate of 7.07% and matures in November 1998, with an option for an extension of such maturity for one year. As of March 18, 1998, approximately $190.9 million was outstanding under the Credit Facility. The indebtedness under the Credit Facility incurred within the last year was used for general working capital purposes and for the acquisitions of properties made in the ordinary course of the Company's business.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

    The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BPP." The following table sets forth the high and low sale prices for the Common Stock as reported on the NYSE Composite Tape and distributions declared by the Company for each quarterly period indicated.

                                                                                                          DIVIDENDS
                                                                                                          DECLARED
                                    QUARTERLY                                        HIGH        LOW      PER SHARE
---------------------------------------------------------------------------------  ---------  ---------  -----------
1996
  First Quarter..................................................................  $  11.125  $   9.750   $    .250
  Second Quarter.................................................................     11.875     10.250        .250
  Third Quarter..................................................................     13.000     11.000        .250
  Fourth Quarter.................................................................     15.000     11.875        .250

1997
  First Quarter..................................................................     15.500     12.750        .250
  Second Quarter.................................................................     13.875     11.750        .250
  Third Quarter..................................................................     14.813     13.500        .250
  Fourth Quarter.................................................................     15.563     12.750        .250

1998
  First Quarter (through March 20, 1998).........................................     15.750     14.063        .263

    The last reported sale price of the Common Stock on the NYSE as of a recent date is set forth on the cover page of this Prospectus Supplement.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of December 31, 1997 and on a pro forma basis as if the Pending Acquisitions and the Offering (and the application of the estimated net proceeds therefrom as described under "Use of Proceeds") had been completed on December 31, 1997. The capitalization table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's historical consolidated financial statements and notes thereto and the pro forma condensed consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                            AS OF DECEMBER 31, 1997
                                                                                            -----------------------
                                                                                              ACTUAL     PRO FORMA
                                                                                            ----------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
Debt:
  Mortgage loans..........................................................................  $  369,511   $ 401,079
  Credit Facility.........................................................................     180,869     128,696
                                                                                            ----------  -----------
Total debt................................................................................     550,380     529,775
                                                                                            ----------  -----------
Minority interest.........................................................................      58,759      77,015
                                                                                            ----------  -----------
Preferred Stock(1)........................................................................      28,160      28,160
                                                                                            ----------  -----------
Stockholders' equity:
  Preferred Stock, par value $.01 per share; authorized: 5,000,000 shares; shares designated Series 1997-A Convertible Preferred Stock: 4,800,000; outstanding: 2,800,000
   shares.................................................................................          17(2)         17(2)
  Common Stock, par value $.01 per share; authorized: 95,000,000 shares; issued and
   outstanding: 23,448,852 and 28,948,852, respectively(3)................................         234         289
  Paid in Capital in Excess of Par........................................................     376,326     449,361
  Dividends paid in excess of net income..................................................     (91,773)    (91,773)
                                                                                            ----------  -----------
Total stockholders' equity................................................................     284,804     357,894
                                                                                            ----------  -----------
Total capitalization......................................................................  $  922,103   $ 992,844
                                                                                            ----------  -----------
                                                                                            ----------  -----------

------------

(1) Pursuant to the rules of the New York Stock Exchange, the Company will submit the matter of issuing Common Stock upon the exchange of Units issued pursuant to the Golden State Contribution Agreement and upon conversion of the Series A Preferred Stock to its stockholders at its 1998 Annual Meeting of Stockholders, and to redeem for cash Preferred Units and Series A Preferred Stock having an aggregate stated value of approximately $50 million in the event that stockholder approval for such issuances is not received at that or any subsequent special meeting of stockholders held not later than June 30, 1998. See "Description of Securities--Other Provisions--Mandatory Redemption in Certain Instances."

(2) Represents the aggregate par value of the number of shares of Series A Preferred Stock not subject to redemption in the event stockholder approval is not received as described in note (1) above.

(3) Excludes (i) 7,804,878 shares of Common Stock which may be issued upon conversion or exchange of the Series A Preferred Stock and Preferred Units,
    (ii) up to approximately 2,336,234 shares of Common Stock that may become issuable upon exchange of limited partnership units issued or currently reserved for issuance in connection with the acquisition or development of certain additional properties, (iii) 2,950,000 shares reserved for issuance upon the exercise of options under the Company's stock option plan (the authorization of 1,150,000 of which is subject to stockholder approval at its 1998 Annual Meeting of Stockholders), under which options to acquire 2,039,877 shares are currently outstanding (1,800,000 in the event such stockholder approval is not obtained) and (iv) up to 1,000,000 shares of Common Stock which the Company may issue substantially concurrently with this Offering in connection with a unit investment trust offering by an underwriter of the Common Stock offered hereby. See "Underwriters."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The Company's selected consolidated financial and other data set forth below (other than pro forma data and data regarding GLA, number of properties, occupancy rate and total market equity) have been derived from the consolidated financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto and the pro forma condensed consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                         YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------------------------
                                                     PRO
                                                   FORMA(1)                             ACTUAL
                                                  ----------  ----------------------------------------------------------
                                                     1997        1997        1996        1995        1994        1993
                                                  ----------  ----------  ----------  ----------  ----------  ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
OPERATING DATA
Rents...........................................    $120,181     $67,413     $46,864     $48,188     $51,026     $40,410
Interest........................................         730         761         450         481         361         769
                                                  ----------  ----------  ----------  ----------  ----------  ----------
  Total Revenues................................     120,911      68,174      47,314      48,669      51,387      41,179
                                                  ----------  ----------  ----------  ----------  ----------  ----------
Interest........................................      33,975      18,472      10,744      11,960      11,582      10,483
Rental Operating Costs..........................      32,534      18,220      12,603      12,067      12,181       9,192
Provision for Bad Debt..........................         496         496         410         972         302         373
General and Administrative......................       3,035       3,035       2,415       3,084       2,194       1,855
Depreciation and Amortization...................      25,394      15,275      11,250      13,117      11,964       9,430
Impairments/Writedowns of Assets................          --          --          --      22,420          --          --
                                                  ----------  ----------  ----------  ----------  ----------  ----------
  Total Costs and Expenses......................      95,434      55,498      37,422      63,620      38,223      31,333
                                                  ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) from Operations Before Gain on
  Sales of Real Estate, Distribution to Minority
  Interest Holders, Income from Unconsolidated
  Subsidiaries, Distribution to Preferred
  Stockholders and Extraordinary Item...........      25,477      12,676       9,892     (14,951)     13,164       9,846
Gain on Sales of Real Estate....................       5,896       5,896       2,298       2,233          --          --
Distribution to Minority Interest Holders.......      (5,954)        (45)        (35)         --          --          --
Income from Unconsolidated Subsidiaries.........         515         223          --          --          --          --
Distribution to Preferred Stockholders..........      (5,600)         --          --          --          --          --
                                                  ----------  ----------  ----------  ----------  ----------  ----------
Income (Loss) Before Extraordinary Item.........      20,334      18,750      12,155     (12,718)     13,164       9,846
Extraordinary Loss from Early Extinguishment of
  Debt..........................................         (52)        (52)       (884)         --          --          --
                                                  ----------  ----------  ----------  ----------  ----------  ----------
Net Income (Loss)...............................     $20,282     $18,698     $11,271    $(12,718)    $13,164      $9,846
                                                  ----------  ----------  ----------  ----------  ----------  ----------
                                                  ----------  ----------  ----------  ----------  ----------  ----------

PER SHARE DATA
Basic:
  Weighted Average Shares Outstanding...........  28,931,575  21,334,794  17,084,498  17,016,354  15,731,552  12,767,606
  Income (Loss) Before Extraordinary Item.......       $0.70       $0.88       $0.71      $(0.75)      $0.84       $0.77
  Net Income (Loss).............................        0.70        0.88        0.66       (0.75)       0.84        0.77
Diluted:
  Weighted Average Number of Shares.............  29,050,519  21,521,256  17,128,590  17,019,796  15,731,552  12,786,785
  Income (Loss) Before Extraordinary Item.......       $0.70       $0.87       $0.71      $(0.75)      $0.84       $0.77
  Net Income (Loss).............................        0.70        0.87        0.66       (0.75)       0.84        0.77
Cash Dividends..................................        1.05        1.00        1.00        1.33        1.42        1.39

OTHER DATA
Funds From Operations(2)........................     $38,788     $27,009     $20,466     $19,914     $24,259     $18,597
EBIDA(3)........................................      73,807      46,601      31,851      32,546      36,710      29,759
Ratio of FFO Before Interest Expense to Interest
  Expense(4)....................................       2.14x       2.46x       2.90x       2.67x       3.09x       2.77x

                                                                   AS OF DECEMBER 31,
                                            ----------------------------------------------------------------
                                               PRO
                                            FORMA(1)                          ACTUAL
                                            ---------  -----------------------------------------------------
                                              1997       1997       1996       1995       1994       1993
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Real Estate (Before Accumulated
  Depreciation)...........................  $1,035,496  $964,755   $389,634   $367,088   $387,959   $383,863
Total Assets..............................  1,014,536    943,795    356,195    327,770    358,022    360,262
Total Indebtedness........................    529,775    550,380    178,452    142,806    141,499    162,607
Minority Interest.........................     77,015     58,759        434        434         --         --
Preferred Stock...........................     28,160     28,160         --         --         --         --
Total Stockholders' Equity................    357,894    284,804    173,725    179,160    212,771    193,089

OTHER DATA
Total Market Equity(5)....................   $443,279   $359,061   $256,447   $164,496   $215,542   $256,729
Total Company-owned GLA...................  9,191,361  8,584,592  2,945,206  3,242,087  3,153,012  3,130,436
Number of Properties......................         72(6)        64(6)        23        23        24        24
Occupancy Rate(7).........................        92%        92%        87%        94%        95%        96%

------------

(1) See "Pro Forma Condensed Consolidated Financial Statements."

(2) The Company considers FFO to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate. FFO means net income (loss) (computed in accordance with GAAP), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. FFO as presented here may not be comparable to similarly titled measures used by other companies.

(3) EBIDA means earnings before interest expense, depreciation and amortization, gains (or losses) on sales of real estate, and extraordinary items plus income from unconsolidated subsidiaries. EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does nor purport to indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(4) The numerator used in calculating the ratio of FFO before interest expense to interest expense is the sum of FFO plus interest expense. The Company believes that in addition to the ratio of earnings to fixed charges set forth in the accompanying Prospectus, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio.

(5) Total market equity is presented as of the end of the period and is calculated as the product of (i) the total number of shares of Common Stock outstanding multiplied by (ii) the closing price of the Common Stock on the NYSE on the last day of the period.

(6) Does not include one property currently under development which is not yet under construction.

(7) Reflects occupancy rate only for the portion of the Properties owned by the Company.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The accompanying unaudited pro forma condensed consolidated balance sheet gives effect to the following transactions as if they had occurred on December 31, 1997: (i) the acquisition of Village East which was completed after December 31, 1997; (ii) the Pending Acquisitions; and (iii) the consummation of the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

    The accompanying unaudited pro forma condensed consolidated statements of income give effect to the following transactions as if they had occurred on January 1, 1997: (i) the Company's acquisitions and dispositions consummated in 1997 and the acquisition of Village East; (ii) the Pending Acquisitions; (iii) the Company's offering of Common Stock completed in May 1997, in connection with which the Company repaid borrowings of approximately $73,576,000 with the net proceeds from the sale of 6,325,000 shares of its Common Stock at a price per share of $12.375; (iv) the sale of 75% joint venture interests in the Margarita Shopping Center in February 1997 and the Ladera Shopping Center in August 1997; and (v) the Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds."

    The pro forma condensed consolidated financial statements are unaudited, are subject to a number of estimates, assumptions and other uncertainties, and do not purport to be indicative of the actual financial position or results of operations that would have occurred had the transactions and events reflected therein in fact occurred on the dates specified, nor do such financial statements purport to be indicative of the results of operations or financial condition that may be achieved in the future. These pro forma consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                           COMPLETED        PENDING
                                           HISTORICAL(1) ACQUISITIONS(2) ACQUISITIONS(3) OFFERING(4)  PRO FORMA
                                           ------------  --------------  --------------  ----------  ------------
ASSETS
Real Estate..............................     $964,755        $14,825         $55,916          $--     $1,035,496
Less Accumulated Depreciation............      (55,823)                                                   (55,823)
                                           ------------  --------------  --------------  ----------  ------------
Real Estate Net..........................      908,932         14,825          55,916           --        979,673
                                           ------------  --------------  --------------  ----------  ------------
Cash and Cash Equivalents................        6,841                                                      6,841
Restricted Cash..........................        5,242                                                      5,242
Receivables Net..........................        7,456                                                      7,456
Investment in Unconsolidated
  Subsidiaries...........................        3,683                                                      3,683
Other Assets.............................       11,641                                                     11,641
                                           ------------  --------------  --------------  ----------  ------------
    Total................................     $943,795        $14,825         $55,916          $--     $1,014,536
                                           ------------  --------------  --------------  ----------  ------------
                                           ------------  --------------  --------------  ----------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts Payable and Other.............      $19,296            $--             $--          $--        $19,296
  Tenant Security Deposits...............        2,396                                                      2,396
  Notes Payable..........................      369,511          7,000          24,568                     401,079
  Line of Credit Advances................      180,869          7,825          13,092      (73,090)       128,696
                                           ------------  --------------  --------------  ----------  ------------
Total Liabilities........................      572,072         14,825          37,660      (73,090)       551,467
                                           ------------  --------------  --------------  ----------  ------------
Minority Interest........................       58,759             --          18,256           --         77,015
                                           ------------  --------------  --------------  ----------  ------------
Preferred Stock..........................       28,160                                                     28,160
                                           ------------                                              ------------

Stockholders' Equity:
  Convertible Preferred Stock............           17             --              --           --             17
  Common Stock...........................          234                                          55            289
  Paid in Capital in Excess of Par.......      376,326                                      73,035        449,361
  Dividends Paid in Excess of Net
   Income................................      (91,773)                                                   (91,773)
                                           ------------  --------------  --------------  ----------  ------------
  Total Stockholders' Equity.............      284,804             --              --       73,090        357,894
                                           ------------  --------------  --------------  ----------  ------------
  Total..................................     $943,795        $14,825         $55,916          $--     $1,014,536
                                           ------------  --------------  --------------  ----------  ------------
                                           ------------  --------------  --------------  ----------  ------------

---------
(1) Reflects the historical condensed consolidated balance sheet of the Company as of December 31, 1997.

(2) Reflects the acquisition of Village East which was acquired by the Company after December 31, 1997 for $14,825,000. The acquisition was funded with the incurrence of a $7,000,000 new mortgage loan, cross-collateralized with certain other loans, with the remaining funds provided under the Credit Facility.

(3) Reflects the Pending Acquisitions for an aggregate investment of approximately $55,916,000. Assumes that the Pending Acquisitions will be funded with $18,256,000 of Common Units and the assumption of $24,568,000 of mortgage debt with the remaining funds provided by borrowings under the Credit Facility.

(4) Reflects the estimated net proceeds from the Offering and the application of such estimated proceeds as described under "Use of Proceeds."

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                             COMPLETED         PENDING      REAL ESTATE     FINANCING
                            HISTORICAL(1) ACQUISITIONS(2)  ACQUISITIONS(3)    SALE(4)    TRANSACTIONS(5)   OFFERING(6)   PRO FORMA
                            ------------  ---------------  ---------------  -----------  ---------------  -------------  ----------
REVENUES
Rents.....................   $   67,413      $  52,251        $   7,871      $  (5,319)     $  (2,035)      $      --    $  120,181
Interest..................          761              7                             (12)           (26)                          730
                            ------------       -------           ------     -----------       -------     -------------  ----------
    Total Revenues........       68,174         52,258            7,871         (5,331)        (2,061)                      120,911
                            ------------       -------           ------     -----------       -------     -------------  ----------
COSTS AND EXPENSES........
Interest..................       18,472         22,811            3,231         (2,693)        (2,681)         (5,165)       33,975
Rental Operating..........       18,220         14,060            2,414         (1,567)          (593)                       32,534
Provision for Bad Debt....          496                                                                                         496
General and
  Administrative..........        3,035                                                                                       3,035
Depreciation and
  Amortization............       15,275         10,090            1,243           (915)          (299)                       25,394
                            ------------       -------           ------     -----------       -------     -------------  ----------
    Total Costs and
     Expenses.............       55,498         46,961            6,888         (5,175)        (3,573)         (5,165)       95,434
                            ------------       -------           ------     -----------       -------     -------------  ----------
Income (Loss) From
  Operations Before Gain
  on Sales of Real estate,
  Distribution to Minority
  Interest Holders, Income
  from Unconsolidated
  Subsidiaries,
  Distribution to
  Preferred Stockholders
  and Extraordinary
  Item....................       12,676          5,297              983           (156)         1,512           5,165        25,477
Gain on Sales of Real
  Estate..................        5,896                                                                                       5,896
Distribution to Minority
  Interest Holders........          (45)        (4,605)          (1,304)                                                     (5,954)
Income from Unconsolidated
  Subsidiaries............          223                                                           292                           515
Distribution to Preferred
  Stockholders............                      (5,600)                                                                      (5,600)
                            ------------       -------           ------     -----------       -------     -------------  ----------
Net Income (loss) before
  extraordinary item......   $   18,750      $  (4,908)       $    (321)     $    (156)     $   1,804       $   5,165    $   20,334
                            ------------       -------           ------     -----------       -------     -------------  ----------
                            ------------       -------           ------     -----------       -------     -------------  ----------
Net Income Before
  Extraordinary Item Per
  Share-Basic.............   $     0.88                                                                                  $     0.70
                            ------------                                                                                 ----------
                            ------------                                                                                 ----------
Weighted Average Number of
  Shares-Basic............   21,334,794                                                                                  28,931,575
                            ------------                                                                                 ----------
                            ------------                                                                                 ----------

Net Income Before
  Extraordinary Item Per
  Share-Diluted...........   $     0.87                                                                                  $     0.70
                            ------------                                                                                 ----------
                            ------------                                                                                 ----------
Weighted Average Number of
  Shares-Diluted..........   21,521,256                                                                                  29,050,519
                            ------------                                                                                 ----------
                            ------------                                                                                 ----------

------------

(1) Reflects the historical condensed consolidated statement of income of the Company for the year ended December 31, 1997, excluding extraordinary items.

(2) Reflects the Company's acquisitions and dispositions consummated in 1997 and the acquisition of Village East as if such transactions had occurred on January 1, 1997. Assumes that the acquisitions were funded with the assumption of $59,552,000 of mortgage indebtedness, bearing a weighted-average interest rate of 8.49% and the incurrence of $199,226,000 of new mortgage indebtedness, bearing a weighted-average interest rate of 6.95%, $50,000,000 of Preferred Units and $70,000,000 of Series A Preferred Stock, each yielding 8%, $8,281,000 of Common Units with the remaining funds provided by borrowings under the Credit Facility at an assumed interest rate of 7.07% (the weighted average interest rate on the Credit Facility at February 28, 1998). Estimated depreciation and amortization expense is based upon the Company's investments in such properties using average asset lives of 30 years.

(3) Reflects the Pending Acquisitions, as if such transactions had occurred on January 1, 1997. Assumes that the Pending Acquisitions will be funded with the assumption of $24,568,000 of mortgage debt bearing a weighted average interest rate of 9.39% and $18,256,000 of Common Units with the remaining funds provided by borrowings under the Credit Facility bearing an assumed interest rate of 7.07%. Estimated depreciation and amortization expense is based upon the Company's investment in such properties using average asset lives of 30 years.

(4) Reflects the application of the estimated net proceeds from the sale of the Pacific West Outlet Center of approximately $38,115,000 to repay indebtedness under the Credit Facility bearing an assumed an interest rate of 7.07%.

(5) Reflects (i) the application of the net proceeds from the Company's offering of Common Stock completed in May 1997 to repay borrowings under the Credit Facility bearing an assumed interest rate of 7.07% and (ii) the Company's sale of 75% joint venture interests in each of Ladera Shopping Center and Margarita Shopping Center and the application of the estimated proceeds therefrom to repay indebtedness under the Credit Facility bearing an assumed interest rate of 7.07%, as if such transactions had occurred on January 1, 1997. The joint venture interests in the Margarita Shopping Center and the Ladera Shopping Center were sold during the first and third quarters of 1997, respectively.

(6) Reflects the application of the estimated net proceeds from the Offering as described under "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Historical results and percentage relationships set forth in the consolidated statements of income contained in the consolidated financial statements, including trends which might appear, should not be taken as indicative of future operations. References herein to the Company include Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership") and the other directly and indirectly owned subsidiaries of the Company unless the context otherwise requires. Effective in the fourth quarter of 1997, the Company formed the Operating Partnership and transferred the fee or beneficial interest in substantially all of its assets to the Operating Partnership or subsidiaries of the Operating Partnership, thereby becoming what is commonly referred to as an "UPREIT."

    The Company's strategic focus is the development, acquisition, rehabilitation and operation of retail shopping centers on the West Coast. At December 31, 1997, the Company owned interests in 61 retail shopping centers, 59 of which were fully operational and two of which were in various stages of development. Fifty-four of the properties are located in California, six in Washington and one in New Mexico. As of December 31, 1997, the Company also owned four office/industrial properties located in Southern California, which are considered non-strategic.

    As part of its ongoing business, the Company regularly engages in discussions with public and private real estate entities regarding possible portfolio or asset acquisitions or business combinations.

RESULTS OF OPERATIONS

    COMPARISON OF 1997 TO 1996. NET INCOME increased $7,427,000 to $18,698,000 in 1997 from $11,271,000 in 1996. The increase in net income is primarily attributable to increased net operating income (total revenues less rental operating expenses and provision for bad debt) aggregating $15,157,000, resulting from new leasing and higher levels of expense reimbursement of core portfolio properties, the 42 shopping centers acquired or developed in 1997, an increase in income from unconsolidated subsidiaries of $223,000, and an increase in gain on sales of real estate of $3,598,000. The aforementioned increases to net income were partially offset by increases in depreciation and amortization, general and administrative expenses and interest expense of $4,025,000, $620,000, and $7,728,000, respectively.

    Total REVENUES increased $20,860,000 to $68,174,000 in 1997 from $47,314,000 in 1996. This increase is primarily attributable to the acquisition activity in 1997.

    RENTAL OPERATING EXPENSES increased $5,617,000 to $18,220,000 in 1997 from $12,603,000 in 1996. This increase is primarily attributable to the addition of new properties in 1997.

    The PROVISION FOR BAD DEBT increased $86,000 to $496,000 in 1997 from $410,000 in 1996. This increase is primarily attributable to the increased number of tenants resulting from the 1997 acquisitions.

    INTEREST EXPENSE increased $7,728,000 to $18,472,000 in 1997 from $10,744,000 in 1996. The overall increase in interest expense is primarily related to the 1997 acquisitions. The debt outstanding (exclusive of $15,035,000 of fixed rate mortgage debt in unconsolidated subsidiaries) on December 31, 1997 and related weighted average interest rate was $550,380,000 and 7.56% respectively, compared to 178,452,000 and 8.0% respectively on December 31, 1996. Interest capitalized in conjunction with development and expansion projects was $3,242,000 for 1997, as compared to $1,658,000 in 1996.

    DEPRECIATION AND AMORTIZATION EXPENSES increased $4,025,000 to $15,275,000 in 1997 from $11,250,000 in 1996. The increase is primarily attributable to the growth related to the shopping centers acquired in 1997.

    GENERAL AND ADMINISTRATIVE EXPENSES increased $620,000 to $3,035,000 in 1997 from $2,415,000 in 1996. The increase is attributable to the growth of the Company primarily related to the 1997 acquisitions and developments.

    In February 1997, the Company disposed of a portion of its Plaza Rancho Carmel Shopping Center for $735,000. On June 11, 1997, title to the Company's Village Station Shopping Center was conveyed to the holder of the $3,900,000 non-recourse mortgage secured by the property. No gain or loss resulted from either of these events.

    In December 1997, the Company disposed of its Pacific West Outlet Center for approximately $38,500,000, resulting in a gain of $5,896,000.

    COMPARISON OF 1996 TO 1995. In the fourth quarter of 1995, the Company announced that its Board of Directors had approved a plan to dispose of a portion of the Company's non-strategic properties and to redeploy the proceeds from disposition into retail properties. As a result of the decision to dispose of these properties, the Company took a one-time non-cash charge of $21,373,000 in 1995 to write those assets down to their fair market value. During 1996, all five of the written-down properties were sold, resulting in a net gain on sale of $2,298,000. In 1995, the Company took additional one-time charges of $1,047,000 to write down goodwill, outdated computer equipment and a discontinued investment in a real estate advisor, and $2,500,000 related to the implementation of the Company's new strategic plan. There were no additional charges taken in 1996 related to the implementation of the plan. The $2,500,000 charge included a non-cash reduction in revenues of $1,278,000, primarily as a result of a change in the formula used to estimate common area maintenance reimbursements and percentage rents; and $975,000 in one-time general and administrative expenses related to the transition to the new management team, studies by new management of various organizational and operating policies of the Company, and organizational and strategic changes resulting from those studies, including the internalization of property management and the installation of a new property management operating system.

    Including these charges, NET INCOME increased $23,989,000 from a net loss of $12,718,000 in 1995 to net income of $11,271,000 in 1996. If the one-time charges in 1995 were excluded, net income before gain on sales of real estate, minority interest, and extraordinary item would have decreased $77,000 from $9,969,000 in 1995 to $9,892,000 in 1996. This decrease was net of several effects, but was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco.

    TOTAL REVENUES decreased $1,355,000 to $47,314,000 in 1996 from $48,669,000 in 1995. Excluding the one-time charges in 1995, the decrease was $2,633,000 from $49,947,000 in 1995 to $47,314,000 in 1996. This decrease is primarily attributable to the sales of the McDonnell Douglas Building and the Beverly Garland Hotel, and the renegotiation of the Anacomp lease.

    RENTAL OPERATING EXPENSE increased $536,000 to $12,603,000 in 1996 from $12,067,000 in 1995. This increase is primarily attributable to the addition of new properties, the expense associated with carrying the vacancy in the Anacomp Building, and the opening of offices in Los Angeles and San Francisco.

    THE PROVISION FOR BAD DEBT decreased $562,000 to $410,000 in 1996 from $972,000 in 1995. This decrease is primarily attributable to fewer credit problems amongst smaller tenants.

    INTEREST EXPENSE decreased $1,216,000 to $10,744,000 in 1996 from $11,960,000 in 1995. This decrease is primarily attributable to a lower short-term interest rate environment in 1996 and slightly lower average outstanding borrowings under the Company's lines of credit.

    DEPRECIATION AND AMORTIZATION EXPENSES decreased $1,867,000 to $11,250,000 in 1996 from $13,117,000 in 1995. This decrease reflects the elimination of depreciation and amortization charges on the properties sold in 1995 and 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES decreased $669,000 to $2,415,000 in 1996 from $3,084,000 in 1995. Exclusive of the one-time charges in 1995, general and administrative expenses would have increased $306,000 in 1996. This increase reflects the costs associated with the opening of offices in Los Angeles and San Francisco as well as other increases commensurate with the increasing level of operations in the Company.

    In June 1996, the Company disposed of the McDonnell Douglas Building. Proceeds from the disposition totaled $9,301,000, resulting in a gain of $9,000. In July, 1996, the Company disposed of the Fireman's Fund and Highlands Plaza Buildings. Proceeds from the dispositions totaled $22,701,000, resulting in a gain of $291,000. In September, 1996, the Company disposed of its 11.85% interest in the building in which its corporate headquarters are located. Proceeds from the disposition totaled $1,939,000, resulting in a gain of $1,981,000. In October, 1996, the Company disposed of the Miramar Business Center. Proceeds from the disposition totaled $6,934,000, resulting in a gain of $17,000. Proceeds from these sales were used to reduce outstanding borrowings under the Company's lines of credit.

    In November 1996, the Company redeemed all of its outstanding 8 1/2% convertible debentures due 2002, which aggregated $25,700,000 in principal amount, incurring an extraordinary loss from the early extinguishment of debt of $884,000.

FUNDS FROM OPERATIONS

    The Company considers FUNDS FROM OPERATIONS ("FFO") to be a relevant supplemental measure of the performance of an equity REIT since such measure does not recognize depreciation and certain amortization expenses as operating expenses. Management believes that reductions for these charges are not meaningful in evaluating income-producing real estate, which historically has not depreciated. FFO means net income (loss) (computed in accordance with generally accepted accounting principles), before gains (or losses) from debt restructuring and sales of property, plus depreciation of real property. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. In 1997, FFO increased $6,543,000 to $27,009,000 as compared to $20,466,000 in 1996. The increase was net of several effects, but was primarily attributable to the increase in revenues from core portfolio properties, acquisitions, and developments. In 1996, FFO increased $552,000 to $20,466,000 from $19,914,000 in 1995. If the one-time charges in 1995 were excluded, the Company would have reported a decrease in FFO in 1996 of $1,948,000. This decrease was net of several effects, but was primarily attributable to the expiration of the McDonnell Douglas lease and the subsequent sale of the building in June of 1996, the sale of the Beverly Garland Hotel in December of 1995, lower rents received on the Anacomp Building following the renegotiation of the Anacomp lease during the first quarter of 1996, and higher expenses related to the opening of regional offices in Los Angeles and San Francisco. FFO as presented here may not be comparable to similarly titled measures used by other companies.

    The Company's calculation of FFO is as follows (in thousands):

                                                                                    1997       1996        1995
                                                                                  ---------  ---------  ----------
Net Income (Loss)...............................................................  $  18,698  $  11,271  $  (12,718)
Adjustments:
  Gain on Sales of Real Estate..................................................     (5,896)    (2,298)     (2,233)
  Impairments/Writedowns of Assets..............................................                            22,420
  Depreciation of Real Estate and Tenant Improvements...........................     13,586      9,841      11,980
  Amortization of Leasing Costs.................................................        569        768         465
  Early Extinguishment of Debt..................................................         52        884      --
                                                                                  ---------  ---------  ----------
Funds From Operations...........................................................  $  27,009  $  20,466  $   19,914
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

LIQUIDITY AND CAPITAL RESOURCES

    The Company anticipates that cash flow from operating activities will continue to provide adequate capital for all payments on notes payable, recurring tenant improvements, and dividend payments in accordance with REIT requirements through the end of 1998. However, the Company will require additional sources of capital to finance the acquisition and development of additional properties. Sources of this additional capital may include cash on hand, borrowings under credit facilities and mortgage indebtedness, proceeds from sales of non-strategic assets, the sale of interests in certain properties to third parties, the issuance of Operating Partnership Units to sellers of properties and, to the extent market conditions permit, the issuance of debt or equity securities. However, there can be no assurances that capital necessary to finance future acquisitions and developments will be available on acceptable terms or at all. Cash flow from operating activities for 1997 increased to $26,835,000 as compared to $17,521,000 in 1996. The increase is primarily attributable to the acquisitions and developments completed in 1997 and 1996 and new leasing of the core portfolio properties.

    The Company satisfied its REIT requirement under the Internal Revenue Code of 1986 of distributing at least 95% of ordinary taxable income with distributions to shareholders of $21,856,000 in 1997. Accordingly, Federal income taxes were not incurred at the corporate level.

ACQUISITIONS AND DEVELOPMENTS

    During 1997, the Company acquired interests in 42 shopping centers aggregating 5.6 million square feet of Company-owned GLA at an aggregate initial purchase price of approximately $598,100,000. Twenty of these properties (the "Golden State Properties") aggregating approximately 2.6 million square feet were acquired as a portfolio on December 31, 1997. The initial purchase price of $302,400,000 was funded through $150,000,000 of secured indebtedness, $50,000,000 of Preferred Limited Partner Units of the Operating Partnership, $70,000,000 of Preferred Stock of the Company and $32,400,000 of cash drawn principally from the Credit Facility. The Company is obligated to pay up to $41,600,000 of additional consideration for additional value resulting from the lease-up of certain specified portions of the Golden State Properties and construction and lease-up of certain additional space. The additional consideration, if any, will be based upon incremental income and will be determined monthly until $11,600,000 has been paid and thereafter as of December 31, 1998 and June 30, 1999.

    During 1997, the Company completed the first phase of a shopping center development in Richmond, California, totaling 183,500 square feet, at an aggregate cost of approximately $28,684,000. Construction also commenced on the development of a 131,500 square foot entertainment complex in San Francisco, California with a projected net cost of approximately $54,100,000. Completion is scheduled for mid-1998.

    In December 1996, the Company purchased a 76,744 square foot shopping center in Huntington Park, California, for a purchase price of approximately $9,568,000. In February 1997, the Company entered into a joint venture agreement with California Urban Investment Partners, L.P. ("CUIP"), an investment entity of CalPERS, wherein CUIP purchased a 75% interest in the venture and reimbursed the Company for 75% of its acquisition cost. The Company retained a 25% interest in the venture and continues to manage the property pursuant to a management agreement.

    In July 1996, the Company entered into a joint venture agreement with CUIP into which the Company made an initial contribution of approximately $20,125,000 to fund the acquisition of a 184,684 square foot shopping center in Los Angeles, California. On August 1, 1997, CUIP funded its 75% interest in the venture which was in turn distributed to the Company. In addition to owning a 25% interest in the joint venture, the Company continues to manage the property pursuant to a management agreement.

FINANCING ACTIVITIES

    The above acquisitions and developments were financed through cash provided from operating activities, revolving credit facilities, new mortgages, mortgages assumed, construction loans, issuance of Operating Partnership units and issuances of Preferred and Common Stock of the Company. Total debt outstanding at December 31, 1997 was $550,380,000 compared to $178,452,000 at December 31,
1996. In 1997, the Company increased total debt by $371,928,000 primarily to fund acquisitions and developments.

    During the third quarter of 1997, the Company obtained an increase in the borrowing capacity under its revolving credit facility from $135,000,000 to $205,000,000 of which $135,000,000 is to be secured by various mortgages and $70,000,000 is unsecured. At December 31, 1997, borrowings of approximately $180,869,000 were outstanding of which $105,888,000 and $74,981,000 (with the lender's consent) were outstanding under the secured and unsecured portions, respectively. The Company also negotiated a reduction of 25 basis points in the current interest rate to LIBOR plus 1.40% and LIBOR plus 1.50% on the secured and unsecured portions, respectively. In connection with the Company's transfer of substantially all of its assets to the Operating Partnership in December 1997, the Operating Partnership became the principal obligor under the credit facility which is now guaranteed by the Company. The credit facility is scheduled to mature in November 1998, with a one year extension option available.

    At December 31, 1997, the Company had $18,753,000 outstanding under a construction loan agreement with Comerica Bank, secured by one of the Company's development properties. Borrowings under this loan bear interest at the Bank's Eurodollar base rate plus 2.00% or at its prime rate. The loan is scheduled to mature in June 1998.

    In May 1997, the Company issued 6,325,000 shares of Common Stock and received net proceeds of approximately $73,175,000 which it used to retire debt.

    On December 31, 1997, the Company issued 2,800,000 shares of Series 1997-A Convertible Preferred Stock to affiliates of Westbrook Real Estate Partnership II, L.P., and Westbrook Real Estate Co-Investment Partnership II, L.P. and received $70,000,000 of proceeds. The Company used the proceeds to finance, in part, the acquisition of the Golden State Properties. The Series A Preferred Stock has a cumulative dividend yield of 8% and is convertible into Common Stock in 25% increments between the first and second anniversaries of the date of issuance at a conversion price per share initially equal to $15.375, subject to anti-dilution adjustments. At the same time, the Company issued 2,000,000 Series 1997-A Preferred Limited Partner Units (the "Preferred Units") of the Operating Partnership to Blackacre Capital Group, L.P. and Highridge Partners representing $50,000,000 of the initial consideration for the acquisition of the Golden State Properties. The Preferred Units were issued on terms comparable to the Company's Series A Preferred Stock and, after the passage of time and the satisfaction of other conditions, are exchangeable on a 1-for-1 basis for shares of Series A Preferred Stock. Although the acquisition of the Golden State Properties and the issuance of the Series A Preferred Stock and the Preferred Units (collectively "Preferred Securities") did not require approval by the Company's stockholders, the issuance upon the exchange or conversion of Preferred Securities of a number of shares of Common Stock equal to or exceeding 20% of the number of shares of Common Stock outstanding at the time of the acquisition does require such approval pursuant to NYSE regulations. Accordingly, if the Company's stockholders do not approve the issuance of such greater amount of Common Stock at a meeting to be held not later than June 30, 1998, the Company will be required to redeem for cash by that date an aggregate of approximately 2,000,000 shares of Series A Preferred Stock and Preferred Units together having an aggregate stated value of approximately $50,000,000.

    Portions of the consideration for six other shopping centers acquired during 1997 consisted of an aggregate of 576,100 Common Units of the Operating Partnership (or of other limited partnership subsidiaries of the Operating Partnership). Subject to the passage of time and the satisfaction of other conditions, each such Common Unit is exchangeable on a 1-for-1 basis for a share of Common Stock of the Company.

    At December 31, 1997, the Company's capitalization consisted of $550,380,000 of debt (excluding the Company's proportionate share of joint venture mortgage debt, which is approximately 25% of $15,035,000), $120,000,000 of Preferred Stock and Preferred Operating Partnership units, and $368,569,000 of market equity (market equity is defined as outstanding shares of Common Stock of the Company and Common Units of the Operating Partnership, held by partners of the Operating Partnership other than the Company, multiplied by the closing price of the shares of Common Stock on the New York Stock Exchange at December 31, 1997 of $15.3125) resulting in a debt to total market capitalization ratio of .53 to
1.0 compared to the ratios of .41 to 1.0 and .46 to 1.0 at December 31, 1996 and 1995, respectively. At December 31, 1997, the Company's total debt consisted of $349,140,000 of fixed rate debt and $201,240,000 of variable rate debt.

    It is management's intention that the Company have access to the capital resources necessary to expand and develop its business. Accordingly, the Company may seek to obtain funds through additional borrowings and public offerings and private placements of debt and equity securities. At December 31, 1997, the Company had effective shelf registration statements on file with the Securities and Exchange Commission relating to an aggregate of $321,728,000 registered and unissued debt and equity securities.

YEAR 2000 ISSUES

    In the operation of its business the Company uses commercial computer software primarily purchased from or provided by independent software vendors. After an analysis of the Company's exposure to the impact of "year 2000 issues" (i.e. issues that may arise resulting from computer programs that use only the last two, rather than all four, digits of the year), management has determined that such commercial software is already substantially year 2000 compliant, and that completion of year 2000 compliance should not have a material impact on the Company's business, operations or financial condition. Management is not in a position to evaluate the extent (if any) to which any year 2000 issues that may affect the economy generally, or any tenants, suppliers or others with whom the Company does business in particular, would also be likely to affect the Company.

EFFECTS OF INFLATION

    Substantially all of the Company's leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive percentage rentals based on tenants' gross sales, which generally increase as prices rise, and/or escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indices. Most of the Company's leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in these operating expenses resulting from inflation to the extent that its properties are occupied. The Company periodically evaluates its exposure to short-term interest rates and may, from time to time, enter into interest rate protection agreements which mitigate, but do not eliminate, the effect of changes in interest rates on its floating-rate loans.

CERTAIN CAUTIONARY STATEMENTS

    Certain statements in this Prospectus Supplement and the accompanying Prospectus may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the competitive environment in the retail industry, national and local economic conditions, changes in prevailing interest rates and in the availability of financing, the illiquidity of real estate investment in general, bankruptcy and financial condition of tenants, and environmental risks. Reference is made to RISK FACTORS in the accompanying Prospectus and in the Company's Annual Report on Form 10-K for a further discussion of these and other factors that might cause actual results to differ materially from those set forth in the forward-looking statements.

                                  THE COMPANY

    The Company is a fully-integrated real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company's Properties are predominantly anchored community shopping centers located at in-fill locations in major metropolitan market areas. As of February 28, 1998, the Company owned interests in 60 retail properties comprising approximately 8.0 million square feet of Company-owned GLA and in two retail projects currently under development. The Company also owns four office and industrial properties which it considers non-strategic and which it may sell as suitable opportunities arise.

    Since the appointment of a new management team in October 1995, the Company has undergone a significant repositioning and substantial growth. As part of its repositioning, which was largely accomplished in 1996, the Company increased its financial flexibility, added personnel and in-house capabilities and enhanced its property focus and the geographic diversity of its portfolio. The Company's senior management team averages 25 years in the retail real estate business. The Company employs 72 individuals in four regional and three property management offices in California, Oregon and Washington.

    During 1997, the Company acquired 42 properties comprising 5.6 million square feet of Company-owned GLA for approximately $598.1 million and completed one development project comprising 183,413 square feet of Company-owned GLA and one major rehabilitation project. In 1997, the Company also expanded its market presence with its entry into the Pacific Northwest, and continued to expand its management team and in-house capabilities with the addition of two senior management team members and the augmentation of its asset management, leasing and finance operations.

    The Company was originally incorporated as a California corporation in 1986 and in 1987 became the successor to a publicly-traded real estate limited partnership which was organized in 1963. The Company reorganized as a Maryland corporation in May 1997 and has elected to qualify as a REIT for federal income tax purposes. The Company owns and operates most of its Properties through the Operating Partnership. The Company's executive offices are located at 610 West Ash Street, Suite 1600, San Diego, California 92112 and its telephone number is
(619) 652-4700.

REPOSITIONING

    In October 1995, the Company appointed J. David Martin as its President and Chief Executive Officer, Daniel B. Platt as its Chief Financial Officer and Chief Administrative Officer and James M. Kessler as its Director of Development. In November 1995, the Board of Directors approved a business plan that new management developed for repositioning the Company. The plan was executed in 1996. The principal features of this plan were the following:

    INCREASED FINANCIAL FLEXIBILITY. The Company adopted a more conservative dividend payout ratio, negotiated a co-investment relationship with a major pension fund and obtained an expanded credit facility.

    ADDED PERSONNEL AND CAPABILITIES. The Company internalized the management of the majority of its portfolio and invested in new property management information systems. The Company also created an acquisitions and dispositions group, internalized the leasing of a significant portion of its portfolio and added an experienced rehabilitation and development group. In addition, it opened offices in San Francisco and Los Angeles.

    ENHANCED PROPERTY FOCUS. The Company believed there were operational advantages to focusing on a single asset type. It chose retail properties because it believed these properties were favorably priced relative to certain other real estate assets, and that many of these properties could benefit from rehabilitation while few property owners had the resources and experience to successfully complete such rehabilitation. To enhance its property focus, the Company disposed of non-retail assets, generating $40.9 million of aggregate net proceeds.

    ENHANCED GEOGRAPHIC DIVERSITY. The Company also implemented a strategy of diversifying its holdings geographically within California. The acquisition and development of certain properties gave the Company a significant presence in the San Francisco Bay Area, and its 1996 acquisitions expanded its presence in Los Angeles.

STRATEGIC APPROACH

    The Company's objective is to enhance its position as a leading West Coast retail REIT while maximizing total returns to its stockholders through sustainable increases in its FFO. The Company intends to achieve this objective by building on the principles which guided its repositioning. The key aspects of the Company's strategic approach are as follows:

    EXPAND WEST COAST MARKET PRESENCE WHILE MAINTAINING LOCAL FOCUS. The Company has substantially increased its presence in the San Francisco Bay Area and Los Angeles and has opened an additional regional office in Portland, Oregon and property management offices in Seattle, Washington and Fremont, California. The Company believes that continuing to build market-leading critical mass and staying close to its markets allows increased operating efficiencies, better service to tenants and greater access to, and improved ability to execute, acquisition opportunities.

    CONTINUE TO EXPAND MANAGEMENT TEAM AND IN-HOUSE CAPABILITIES. In 1997, the Company expanded its management team with the addition of two senior executives, Kris Hoffman and James W. Gaube, with a combined total of 64 years of experience in retail real estate, much of it working for the type of retailers that are the Company's anchor tenants. It also substantially increased its asset management, leasing and finance personnel. The Company believes its human capital is its most important asset and that continued augmentation of its operations, development and market research capabilities should continue to positively impact its operations.

    ENHANCE FINANCIAL FLEXIBILITY. In 1997, the Company raised approximately $198 million in equity through the public issuance of Common Stock and the private issuance of Series A Preferred Stock and Units, and increased its capacity under its Credit Facility by $70 million. The Company has utilized a variety of financial strategies intended to enhance its financial flexibility including: maintaining a conservative dividend payout ratio; and financing acquisitions through the private issuance of preferred stock, the issuance of Common Stock and Units and co-investment relationships.

    PURSUE MULTI-FACETED GROWTH STRATEGY. The Company will continue to use its fully integrated capabilities and expertise to grow its portfolio and FFO with the following strategies:

    - Acquiring targeted retail properties that it believes will produce attractive returns, particularly those properties that present the Company with the opportunity to add value through its operating and rehabilitation expertise

    - Enhancing cash flow from its Properties through its operating expertise

    - Rehabilitating Properties when it believes such rehabilitation can increase revenues or increase the stability of revenues

    - Developing new retail properties when it believes such development can produce returns which compare favorably (on a risk-adjusted basis) to acquisition alternatives of comparable quality

    - Selectively disposing of assets and redeploying the sales proceeds in the business

        Acquisitions. The Company believes the highly fragmented ownership of West Coast retail space will lead to continued consolidation. The Company also believes it can take advantage of its UPREIT structure to gain access to acquisition opportunities not available to buyers that are not similarly structured, and further believes that its perceived ability to close transactions quickly and its access to capital should continue to provide the Company with a significant number of acquisition opportunities.

    In exploring acquisition opportunities, the Company focuses on private transactions which are not "brought to market" through broker listings. Senior management's prior experience in real estate lending, development and retailing provides significant sources of acquisition opportunities.

      The Company seeks properties with the following characteristics:

    ANCHORED COMMUNITY        Centers anchored by supermarkets, drugstores and/or
    CENTERS:                  promotional retailers selling goods and services that meet the day-to-day needs of consumers and serving their
                              immediately surrounding communities.

    STRONG ANCHOR             The Company gives careful consideration to the economic
    SALES:                    health of anchor tenants, since it considers the anchors
                              to be the primary traffic generators that attract and
                              support shop tenants. It looks for anchor sales per square foot in excess of national averages.

    MATURE LOCATIONS:         The Company believes that mature locations are typified by high population densities, which contribute to retail
                              demand, less competition from existing properties and less available land that could be developed into competing
                              properties.

    BELOW REPLACEMENT         The Company targets acquisition of properties at prices
    COST:                     below replacement cost, allowing it to achieve higher
                              returns on its investment than competitors who have
                              acquired or built properties at replacement cost.

    VALUE ENHANCEMENTS:       The Company targets the acquisition of properties that
                              have significant vacancies or have space configurations
                              which do not meet the current requirements of today's
                              anchor tenants. Management believes that many smaller
                              investors in retail properties may not have the experience or resources necessary to address the challenges of such
                              properties. The Company believes its fully-integrated
                              capabilities and resources differentiate it from many
                              other purchasers of retail properties, reducing the
                              competition it faces in making acquisitions.

    BELOW MARKET RENTS:       The Company looks for in-place contractual rents below its estimates of prevailing market rents, so as to give itself an opportunity for revenue growth as leases mature.

        Operations. The Company has added considerably to the internal resources it has available to operate its portfolio. Management believes that internalizing property management allows it to monitor more closely the performance of its portfolio and control expenses, and that internalizing leasing reduces expenditures on leasing commissions and fosters better relationships with tenants. The Company's regional offices in San Diego, Los Angeles, San Francisco and Portland allow it to be closer to its Properties and tenants in those areas and to more closely monitor local market conditions. For Properties the Company continuously owned and operated through 1997 (which comprises approximately 25% of the Company's current retail portfolio), "same store" net operating income increased by 6.5%. Management believes the augmentation of its internal leasing and property management activities contributed to this increase.

        Rehabilitation. The Company has a fully internalized development and rehabilitations group, with expertise in substantially all aspects of development and construction, including site selection, tenant marketing and leasing, land use entitlement, design and construction contract administration. The Company seeks to apply its development expertise and add value to its portfolio by rehabilitating existing Properties. Management believes that its rehabilitation activities can increase revenues by creating additional leasable area, lead to higher tenant retention and occupancy by creating a more attractive environment for tenants and increase the stability of revenues by increasing the amount of GLA devoted to anchor tenants. The Company completed one rehabilitation project in 1997, adding 41% to the GLA of its Navajo Property, and nearly doubling the percentage of GLA devoted to its anchor tenants. The Company plans to undertake two additional rehabilitation projects in 1998. The Company has identified several additional Properties within its portfolio that it believes could benefit from its rehabilitation expertise.

        Development. The Company only pursues development when the indicated initial and long-term returns on such development compare favorably with the initial and long-term returns on an acquisition of comparable quality, after taking account of the additional risk inherent in the development process. The Company believes that attractive development opportunities exist in its target markets due to, among other factors, the changing physical requirements of retail tenants and the emergence of new categories of retailers. Consistent with its focus on mature locations, many of the Company's development projects involve the re-use of previously developed sites. The Company utilizes a variety of strategies to mitigate development risk including strictly controlling spending on development projects prior to receiving development entitlement and purchasing land for development only after it has received development entitlement, detailed construction cost estimates from a general contractor and lease commitments from anchor tenants.

        The Company's recent and current development projects include the following:

        - Gateway Retail Center, a 184,954 square foot market/drug center located in Marin County, which was developed on behalf of and acquired from an affiliated third party in 1997.

        - Hilltop Plaza, an approximately 250,000 square foot promotional center located in Richmond, California, the first phase of which was completed in 1997 and the second phase of which is expected to be completed in mid-1999.

        - 1000 Van Ness, an approximately 131,500 square foot entertainment center which is currently under construction, includes the redevelopment of an historic building in downtown San Francisco and is expected to be completed in July 1998.

        - Downtown Pleasant Hill, an approximately 360,000 square foot center located in Pleasant Hill with market/drug, promotional and entertainment components, on which the Company currently plans to begin construction by the third quarter of 1998.

    The Company is actively involved in negotiations which may lead to additional development opportunities. It believes that its development expertise will help enable it to continue its growth in a cost-effective manner even in market environments that do not allow for accretive acquisitions.

        Dispositions. The Company considers dispositions an essential element of its overall growth strategy. Consistent with restrictions imposed by the REIT rules under the Code, the Company may periodically dispose of assets when it believes they have reached a cyclical peak in value or that they can produce net sales proceeds disproportionately in excess of their ability to contribute to revenues. Proceeds generated by such sales typically will be redeployed into the acquisition of additional retail properties; pending application for such purpose, such proceeds may be used to reduce borrowings.

                             MARKETS AND PROPERTIES

TARGET MARKETS

    As of February 28, 1998, 96% of the Company's GLA is located in the following metropolitan statistical areas (as defined by the Bureau of the Census): San Diego, Los Angeles, San Francisco, Oakland, San Jose, Sacramento, Portland and Seattle (the "Target Markets"). The Company believes that these markets are typified by (i) favorable economic conditions, (ii) constraints in supply and (iii) fragmented ownership of retail properties.

    FAVORABLE ECONOMIC CONDITIONS: Based on recent economic and demographic forecasts, the Company believes its Target Markets continue to exhibit strong growth in economic variables which it considers to be leading indicators of retail sales and demand for retail space, such as population, employment and income. According to Regional Financial Associates, an independent economic consulting firm, the growth rates of these three variables in the Target Markets are expected to exceed the national growth rates over the next three years, as the following charts illustrate:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                               POPULATION GROWTH(1)
U.S.                                                                                     0.85%
Target Markets                                                                           1.53%
TOTAL EMPLOYMENT GROWTH(1)
U.S.                                                                                     1.27%
Target Markets                                                                           1.79%
HOUSEHOLD INCOME GROWTH(1, 2)
U.S.                                                                                     4.51%
Target Markets                                                                           4.91%
(1) Projected average annual growth rates, 1998-2001. Source: Regional Financial
Associates.
(2) Defined as median household income.

    SUPPLY CONSTRAINTS. The Company believes that regulations such as the California Environmental Quality Act, well-organized environmental and historic preservation advocates and prevailing political sentiment in favor of managed growth in its Target Markets make it more difficult to receive approvals to develop new properties, which should help to insulate, to some degree, the Company's Properties from additional competition.

    FRAGMENTED OWNERSHIP. According to a 1996 publication of the International Council on Shopping Centers, there are over 794 million square feet of retail properties in California, Oregon and Washington serving over 40 million people residing in those states. As one of the largest owners of non-mall retail properties in a market characterized by highly fragmented ownership, the Company believes that opportunities exist to increase its portfolio and augment operational efficiencies through further consolidation.

PROPERTIES

    Market/Drug Centers comprised approximately 63% of the Company's retail portfolio as of February 28, 1998. The Company defines Market/Drug Centers as those centers that serve a fairly localized trade area and that offer an assortment of goods and services, such as groceries and drugs, designed to meet the day-to-day needs of consumers. Management believes that such centers are less susceptible to economic downturns because purchases from supermarkets and drug stores tend to be less discretionary in nature and further believes that supermarkets and drugstores are strong anchor tenants because of the regular, recurring nature of the shopping trips they generate. Because many supermarket and drug chains continue to adjust the average size of their stores, many of these centers also lend themselves to the Company's rehabilitation strategy.

    Promotional Centers comprised approximately 33% of the Company's retail portfolio as of February 28, 1998. The Company defines Promotional Centers as those centers with multiple Promotional retailers as anchor tenants. The Company defines Promotional retailers as retailers which typically offer convenience, a broad selection and low pricing on a fairly discrete category of retail merchandise and limited amounts of non-anchor space. Such retailers are sometimes referred to as "category killers." Management believes that Promotional retailers provide a broad base of potential tenants for the 15,000 to 45,000 square-foot stores typical of its Promotional Centers, thereby mitigating its releasing risk.

    In addition, the Company looks for Market/Drug and Promotional Centers with an entertainment component (such as a multiscreen cinema), because the entertainment component typically brings additional traffic to the center during the evenings, extending the center's hours of operation.

    The Company believes the characteristic common to these retail property types is the ability to attract tenants that can offer value-priced products and services to a broad base of consumers. The Company defines value pricing as a combination of price, quality, convenience and service.

    The following charts highlight the composition of the Company's retail portfolio by property type and geographic region as of February 28, 1998:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

PERCENTAGE OF RETAIL GLA BY REGION
San Diego Region                                   17%
Los Angeles Region                                 38%
San Francisco Region                               38%
Pacific Northwest Region                            7%
PERCENTAGE OF RETAIL GLA
BY PROPERTY TYPE
Market/Drug Centers                                63%
Promotional Centers                                33%
Other                                               4%

                                   PROPERTIES
                           (AS OF FEBRUARY 28, 1998)

    The following tables set forth certain information relating to the Company's Properties, including one development Property under construction, as of February 28, 1998.

                                                                                                              COMPANY-OWNED
                                                                               GLA                                   GLA
                                                                ---------------------------------             -----------
                                                                          COMPANY-OWNED                       OCCUPANCY(1)
                                     TYPE OF     % OF PROPERTY  ---------------------------------    TOTAL    -----------
PROPERTY                             CENTER          OWNED      ANCHORS(4)     SHOPS      TOTAL    PROPERTY     ANCHORS
--------------------------------  -------------  -------------  -----------  ---------  ---------  ---------  -----------
RETAIL PROPERTIES
SAN DIEGO REGION
  Point Loma Plaza..............  Market/Drug            100%      118,792      94,437    213,229    213,229       100.0%
    SAN DIEGO (POINT LOMA)
  Mesa Shopping Center..........  Market/Drug            100%       54,185      88,478    142,663    142,663       100.0%
    SAN DIEGO (MIRA MESA)
  Navajo Shopping Center........  Market/Drug            100%       60,303      50,117    110,420    110,420       100.0%
    SAN DIEGO (LAKE MURRAY)
  MENIFEE TOWN CENTER(8)........  MARKET/DRUG            100%       45,842      33,286     79,128    197,128       100.0%
    MENIFEE
  Poway Plaza...................  Market/Drug            100%       18,160      55,900     74,060    114,627       100.0%
    POWAY
  Olympiad Plaza................  Market/Drug            100%          N/A      45,600     45,600     93,337         N/A
    MISSION VIEJO
  SAN MARCOS LUCKY PLAZA(8).....  MARKET/DRUG            100%       --          36,151     36,151     82,058         N/A
    SAN MARCOS
  Silver Plaza..................  Market/Drug            100%       --           8,545      8,545     52,921         N/A
    SILVER CITY, NM
  Wiegand Plaza II..............  Promotional            100%       67,111      43,732    110,843    110,843       100.0%
    ENCINITAS
  K-Mart........................  Promotional            100%       98,194      --         98,194     98,194       100.0%
    SAN YSIDRO
  Independence Square(7)........  Promotional            100%       43,763      48,921     92,684     92,684       100.0%
    SAN DIEGO (KEARNEY MESA)
  Santee Village Square.........  Entertainment          100%       26,878      54,117     80,995     80,995       100.0%
    SANTEE
  San Diego Factory Outlet
   Center.......................  Outlet                 100%       39,673     117,307    156,980    156,980       100.0%
    SAN YSIDRO
  Ruffin Village(7).............  Convenience            100%       --          44,594     44,594     44,594         N/A
    SAN DIEGO (KEARNEY MESA)
  Plaza Rancho Carmel...........  Convenience            100%       --          26,978     26,978     36,722         N/A
    SAN DIEGO (CARMEL MOUNTAIN
     RANCH)
                                                                -----------  ---------  ---------  ---------       -----
  SUBTOTAL--SAN DIEGO REGION....                                   572,901     748,163  1,321,064  1,627,395       100.0%


                                                                                             ANNUALIZED BASE RENT/ OCCUPIED SQUARE

                                                               ANNUALIZED BASE RENT(2)                      FEET(3)

                                                          ---------------------------------  -------------------------------------

PROPERTY                             SHOPS       TOTAL     ANCHORS     SHOPS       TOTAL      ANCHORS(5)     SHOPS(6)      TOTAL

--------------------------------  -----------  ---------  ---------  ----------  ----------  -------------  -----------  ---------

RETAIL PROPERTIES
SAN DIEGO REGION
  Point Loma Plaza..............        97.1%      98.7%  $1,306,293 $1,589,551  $2,895,844    $   11.00     $   17.34   $   13.76

    SAN DIEGO (POINT LOMA)
  Mesa Shopping Center..........       100.0%     100.0%    273,100   1,256,314   1,529,414         5.04         14.20       10.72

    SAN DIEGO (MIRA MESA)
  Navajo Shopping Center........        71.0%      86.8%    599,581     382,460     982,041         9.94         10.74       10.24

    SAN DIEGO (LAKE MURRAY)
  MENIFEE TOWN CENTER(8)........        94.2%      97.6%    471,888     589,142   1,061,030        10.29         18.79       13.75

    MENIFEE
  Poway Plaza...................        94.4%      95.8%    127,116     626,542     753,658         7.00         11.87       10.62

    POWAY
  Olympiad Plaza................       100.0%     100.0%        N/A   1,136,686   1,136,686          N/A         24.93       24.93

    MISSION VIEJO
  SAN MARCOS LUCKY PLAZA(8).....        93.7%      93.7%        N/A     704,894     704,894          N/A         20.82       20.82

    SAN MARCOS
  Silver Plaza..................       100.0%     100.0%        N/A      76,063      76,063          N/A          8.90        8.90

    SILVER CITY, NM
  Wiegand Plaza II..............        92.2%      96.9%    761,549     839,469   1,601,018        11.35         20.82       14.90

    ENCINITAS
  K-Mart........................         N/A      100.0%    621,732         N/A     621,732         6.33           N/A        6.33

    SAN YSIDRO
  Independence Square(7)........        95.0%      97.4%    416,997     739,800   1,156,797         9.53         15.92       12.82

    SAN DIEGO (KEARNEY MESA)
  Santee Village Square.........        70.3%      80.1%    437,900     632,026   1,069,926        16.29         16.62       16.48

    SANTEE
  San Diego Factory Outlet
   Center.......................        95.0%      96.3%    596,359   1,908,209   2,504,568        15.03         17.12       16.57

    SAN YSIDRO
  Ruffin Village(7).............        93.7%      93.7%        N/A     522,980     522,980          N/A         12.51       12.51

    SAN DIEGO (KEARNEY MESA)
  Plaza Rancho Carmel...........       100.0%     100.0%        N/A     365,300     365,300          N/A         13.54       13.54

    SAN DIEGO (CARMEL MOUNTAIN
     RANCH)
                                       -----   ---------  ---------  ----------  ----------       ------    -----------  ---------

  SUBTOTAL--SAN DIEGO REGION....        92.6%      95.8%  $5,612,515 $11,369,436 $16,981,951   $    9.80     $   16.41   $   13.42


                                   PROPERTIES
                           (AS OF FEBRUARY 28, 1998)

                                                                                                                 COMPANY-OWNED
                                                                                  GLA                                   GLA
                                                                   ---------------------------------             ------------
                                                                             COMPANY OWNED                       OCCUPANCY(1)
                                        TYPE OF     % OF PROPERTY  ---------------------------------    TOTAL    ------------
PROPERTY                                 CENTER         OWNED      ANCHORS(4)     SHOPS      TOTAL    PROPERTY     ANCHORS
------------------------------------  ------------  -------------  -----------  ---------  ---------  ---------  ------------
LOS ANGELES REGION
  WESTMINSTER CENTER(8) ............   MARKET/DRUG         100%       262,005     103,694    365,699    380,699       100.0%
   WESTMINSTER
  Mountaingate Plaza(8) ............   Market/Drug         100%       135,250     146,913    282,163    282,163       100.0%
   SIMI VALLEY
  BELL GARDENS MARKETPLACE(7) ......   MARKET/DRUG         100%        71,780      88,058    159,838    159,838       100.0%
   BELL GARDENS
  Santa Fe Springs .................   Market/Drug         100%        58,004     105,626    163,630    163,630       100.0%
   SANTA FE SPRINGS
  Crenshaw Imperial(8) .............   Market/Drug         100%        57,000      94,151    151,151    151,151       100.0%
   INGLEWOOD
  La Mancha Shopping Center ........   Market/Drug         100%        54,790      49,130    103,920    103,920       100.0%
   FULLERTON
  BUENA VISTA MARKETPLACE(8) .......   MARKET/DRUG         100%        45,000      45,995     90,995     90,995       100.0%
   DUARTE
  RALPH'S CENTER(8) ................   MARKET/DRUG         100%        66,700      --         66,700     66,700       100.0%
   REDONDO BEACH
  CENTERWOOD PLAZA(8) ..............   MARKET/DRUG         100%        47,500      15,644     63,144     63,144       100.0%
   BELLFLOWER
  Central Shopping Center ..........   Market/Drug         100%        21,000      41,314     62,314     62,314       100.0%
   VENTURA
  Ontario Village ..................   Market/Drug          99%        --          39,954     39,954     97,149          --
   ONTARIO
  West Lancaster Plaza .............   Market/Drug          99%        --          29,318     29,318    159,578          --
   LANCASTER
  Plaza at Puente Hills(8) .........   Promotional         100%       287,431     229,107    516,538    778,822       100.0%
   CITY OF INDUSTRY
  Valley Central Shopping              Promotional          99%       379,194     100,898    480,092    610,396        95.0%
   Center(8) .......................
   LANCASTER
  Simi Valley Plaza(8) .............   Promotional         100%       148,932      70,726    219,658    229,686       100.0%
   SIMI VALLEY
                                                                   -----------  ---------  ---------  ---------       -----

  SUBTOTAL--L.A. REGION.............                                1,634,586   1,160,528  2,795,114  3,400,185        98.8%


                                                                                                    ANNUALIZED BASE RENT/
                                                                   ANNUALIZED BASE RENT(2)         OCCUPIED SQUARE FEET(3)
                                                              ----------------------------------  --------------------------
PROPERTY                                SHOPS       TOTAL      ANCHORS      SHOPS       TOTAL      ANCHORS(5)     SHOPS(6)
------------------------------------  ----------  ----------  ----------  ----------  ----------  -------------  -----------
LOS ANGELES REGION
  WESTMINSTER CENTER(8) ............       73.0%       92.3%  $3,362,400  $1,463,122  $4,825,522    $   12.83     $   19.34
   WESTMINSTER
  Mountaingate Plaza(8) ............       82.9%       91.1%   1,197,852   1,748,256   2,946,108         8.86         14.35
   SIMI VALLEY
  BELL GARDENS MARKETPLACE(7) ......       76.8%       87.2%     604,728   1,330,301   1,935,029         8.42         19.67
   BELL GARDENS
  Santa Fe Springs .................       82.0%       88.4%     442,975   1,403,911   1,846,886         7.64         16.21
   SANTA FE SPRINGS
  Crenshaw Imperial(8) .............       79.6%       87.3%      78,000     792,952     870,952         1.37         10.57
   INGLEWOOD
  La Mancha Shopping Center ........       92.9%       96.6%     145,717     508,190     653,907         2.66         11.14
   FULLERTON
  BUENA VISTA MARKETPLACE(8) .......       83.2%       91.5%     566,556     647,200   1,213,756        12.59         16.90
   DUARTE
  RALPH'S CENTER(8) ................         N/A      100.0%     960,000         N/A     960,000        14.39           N/A
   REDONDO BEACH
  CENTERWOOD PLAZA(8) ..............       45.3%       86.5%     148,200     107,052     255,252         3.12         15.09
   BELLFLOWER
  Central Shopping Center ..........       78.4%       85.7%      15,750     418,787     434,537         0.75         12.93
   VENTURA
  Ontario Village ..................       84.6%       84.6%         N/A     521,292     521,292          N/A         15.41
   ONTARIO
  West Lancaster Plaza .............       57.5%       57.5%         N/A     210,607     210,607          N/A         12.50
   LANCASTER
  Plaza at Puente Hills(8) .........       81.0%       91.6%   3,025,246   3,149,374   6,174,620        10.53         16.98
   CITY OF INDUSTRY
  Valley Central Shopping                  79.4%       91.7%   2,652,384   1,504,080   4,156,464         7.36         18.77
   Center(8) .......................
   LANCASTER
  Simi Valley Plaza(8) .............       88.8%       96.4%   1,533,796     892,695   2,426,491        10.30         14.21
   SIMI VALLEY
                                            ---       -----   ----------  ----------  ----------       ------    -----------
  SUBTOTAL--L.A. REGION.............       80.1%       91.0%  $14,733,604 $14,697,819 $29,431,423   $    9.12     $   15.82


PROPERTY                                TOTAL
------------------------------------  ---------
LOS ANGELES REGION
  WESTMINSTER CENTER(8) ............  $   14.29
   WESTMINSTER
  Mountaingate Plaza(8) ............      11.46
   SIMI VALLEY
  BELL GARDENS MARKETPLACE(7) ......      13.88
   BELL GARDENS
  Santa Fe Springs .................      12.77
   SANTA FE SPRINGS
  Crenshaw Imperial(8) .............       6.60
   INGLEWOOD
  La Mancha Shopping Center ........       6.51
   FULLERTON
  BUENA VISTA MARKETPLACE(8) .......      14.57
   DUARTE
  RALPH'S CENTER(8) ................      14.39
   REDONDO BEACH
  CENTERWOOD PLAZA(8) ..............       4.68
   BELLFLOWER
  Central Shopping Center ..........       8.14
   VENTURA
  Ontario Village ..................      15.41
   ONTARIO
  West Lancaster Plaza .............      12.50
   LANCASTER
  Plaza at Puente Hills(8) .........      13.06
   CITY OF INDUSTRY
  Valley Central Shopping                  9.44
   Center(8) .......................
   LANCASTER
  Simi Valley Plaza(8) .............      11.46
   SIMI VALLEY
                                      ---------
  SUBTOTAL--L.A. REGION.............  $   11.56

                                   PROPERTIES
                           (AS OF FEBRUARY 28, 1998)

                                                                          GLA                              COMPANY-OWNED GLA
                                                           ---------------------------------             ----------------------
                                                  % OF               COMPANY-OWNED                            OCCUPANCY(1)
                                    TYPE OF     PROPERTY   ---------------------------------    TOTAL    ----------------------
PROPERTY                             CENTER      OWNED     ANCHORS(4)     SHOPS      TOTAL    PROPERTY   ANCHORS   SHOPS  TOTAL
--------------------------------  ------------  --------   ----------   ---------  ---------  ---------  -------   -----  -----
SAN FRANCISCO REGION
  PROSPECTOR'S PLAZA(8).........   MARKET/DRUG    100%       141,149       77,963    219,112    219,112   100.0%   82.7%   93.8%
    PLACERVILLE
  SANTA ROSA VALUE CENTER (8)...   MARKET/DRUG    100%       158,000       40,528    198,528    209,528   100.0%   64.2%   92.7%
    SANTA ROSA
  FREMONT GATEWAY PLAZA (8).....   MARKET/DRUG    100%       112,513       82,579    195,092    195,092   100.0%   83.9%   93.2%
    FREMONT
  Gateway Center (7)............   Market/Drug    100%       121,450       63,504    184,954    184,954   100.0%   75.6%   91.6%
    MARIN CITY
  SOUTHHAMPTON CENTER (8).......   MARKET/DRUG    100%        60,000      102,390    162,390    162,390   100.0%   84.9%   90.5%
    BENECIA
  SILVER CREEK PLAZA (8)........   MARKET/DRUG    100%        57,493       76,525    134,018    184,018   100.0%   79.1%   88.1%
    SAN JOSE
  Auburn Village................   Market/Drug    100%        45,540       87,016    132,556    132,556   100.0%   84.6%   89.9%
    AUBURN
  SUMMERHILLS SHOPPING
   CENTER(8)....................   MARKET/DRUG    100%        55,826       77,788    133,614    138,614   100.0%   71.2%   83.2%
    SACRAMENTO
  SHASTA CROSSROADS(8)..........   MARKET/DRUG    100%        54,239       67,137    121,376    121,376   100.0%   83.6%   90.9%
    REDDING
  CREEKSIDE SHOPPING
   CENTER(8)....................   MARKET/DRUG    100%        58,748       57,467    116,215    116,215   100.0%   65.6%   83.0%
    VACAVILLE
  580 MARKETPLACE(8)............   MARKET/DRUG    100%        51,433       49,720    101,153    101,153   100.0%   92.1%   96.1%
    CASTRO VALLEY
  Cameron Park..................   Market/Drug     99%        36,615       60,819     97,434     97,434   100.0%   58.1%   73.8%
    CAMERON PARK
  DISCOVERY PLAZA(7)(8).........   MARKET/DRUG    100%        40,325       53,073     93,398     93,398   100.0%   90.3%   94.5%
    SACRAMENTO
  Stanford Ranch................   Market/Drug    100%        45,540       44,335     89,875    104,455   100.0%   72.8%   86.6%
    ROCKLIN
  SUNSET CENTER(8)..............   MARKET/DRUG    100%        47,115       38,153     85,268     93,268   100.0%   90.9%   95.9%
    SUISUN CITY
  HALLMARK TOWN CENTER(8).......   MARKET/DRUG    100%        40,320       44,746     85,066     93,066   100.0%   88.4%   93.9%
    MADERA
  ARCADE SQUARE(8)..............   MARKET/DRUG    100%        19,722       56,979     76,701     76,701   100.0%   82.0%   86.6%
    SACRAMENTO
  Richmond Shopping Center......   Market/Drug     98%        44,000       32,670     76,670     76,670   100.0%   92.1%   96.6%
    RICHMOND
  Foothill Plaza................   Market/Drug    100%        22,413       29,902     52,315     52,315   100.0%   75.6%   86.0%
    LOS ALTOS
  Fremont Hub...................   Promotional    100%       246,005      246,003    492,008    661,140    79.7%   76.6%   78.1%
    FREMONT
  Hilltop Plaza ................
    RICHMOND                       Promotional    100%       142,683       40,730    183,413    183,413   100.0%   64.1%   92.0%
                                                           ----------   ---------  ---------  ---------  -------   -----  -----
  SUBTOTAL -- S.F. REGION.......                           1,601,129    1,430,027  3,031,156  3,296,868    96.9%   78.8%   88.4%


                                                                          ANNUALIZED BASE RENT/ OCCUPIED
                                         ANNUALIZED BASE RENT(2)                  SQUARE FEET(3)
                                  -------------------------------------  --------------------------------
PROPERTY                            ANCHORS       SHOPS        TOTAL     ANCHORS(5)   SHOPS(6)    TOTAL
--------------------------------  -----------  -----------  -----------  ----------   --------   --------
SAN FRANCISCO REGION
  PROSPECTOR'S PLAZA(8).........  $   528,810  $ 1,056,649  $ 1,585,459    $ 3.75      $16.39     $ 7.71
    PLACERVILLE
  SANTA ROSA VALUE CENTER (8)...    1,133,484      438,985    1,572,469      7.17       16.88       8.55
    SANTA ROSA
  FREMONT GATEWAY PLAZA (8).....    1,371,071    1,193,436    2,564,507     12.19       17.22      14.11
    FREMONT
  Gateway Center (7)............    1,357,180    1,053,854    2,411,034     11.17       21.96      14.23
    MARIN CITY
  SOUTHHAMPTON CENTER (8).......      411,900    1,497,439    1,909,339      6.87       17.23      13.00
    BENECIA
  SILVER CREEK PLAZA (8)........      491,280      986,030    1,477,310      8.55       16.28      12.51
    SAN JOSE
  Auburn Village................      447,655      998,242    1,445,897      9.83       13.56      12.13
    AUBURN
  SUMMERHILLS SHOPPING
   CENTER(8)....................      248,208      656,448      904,656      4.45       11.85       8.13
    SACRAMENTO
  SHASTA CROSSROADS(8)..........      406,788      876,454    1,283,242      7.50       15.62      11.63
    REDDING
  CREEKSIDE SHOPPING
   CENTER(8)....................      339,252      525,385      864,637      5.77       13.93       8.96
    VACAVILLE
  580 MARKETPLACE(8)............      696,612      846,180    1,542,792     13.54       18.49      15.87
    CASTRO VALLEY
  Cameron Park..................      161,565      379,684      541,249      4.41       10.75       7.52
    CAMERON PARK
  DISCOVERY PLAZA(7)(8).........      290,220      693,183      983,403      7.20       14.47      11.15
    SACRAMENTO
  Stanford Ranch................      508,224      570,759    1,078,983     11.16       17.70      13.87
    ROCKLIN
  SUNSET CENTER(8)..............      254,484      464,755      719,239      5.40       13.40       8.79
    SUISUN CITY
  HALLMARK TOWN CENTER(8).......      302,400      501,273      803,673      7.50       12.67      10.06
    MADERA
  ARCADE SQUARE(8)..............      111,600      652,806      764,406      5.66       13.97      11.51
    SACRAMENTO
  Richmond Shopping Center......      503,847      499,967    1,003,814     11.45       16.61      13.55
    RICHMOND
  Foothill Plaza................      223,300      376,817      600,117      9.96       16.68      13.33
    LOS ALTOS
  Fremont Hub...................    1,281,135    3,135,038    4,416,173      6.54       16.63      11.49
    FREMONT
  Hilltop Plaza ................
    RICHMOND                        1,158,946      459,103    1,618,049      8.12       17.58       9.59
                                  -----------  -----------  -----------  ----------   --------   --------
  SUBTOTAL -- S.F. REGION.......  $12,227,961  $17,862,487  $30,090,448    $ 7.88      $15.84     $11.23

                                   PROPERTIES
                           (AS OF FEBRUARY 28, 1998)

                                                                                                               COMPANY-OWNED
                                                                                GLA                                   GLA
                                                                 ---------------------------------             -----------
                                                                           COMPANY-OWNED                       OCCUPANCY(1)
                                      TYPE OF     % OF PROPERTY  ---------------------------------    TOTAL    -----------
PROPERTY                              CENTER          OWNED      ANCHORS(4)     SHOPS      TOTAL    PROPERTY     ANCHORS
---------------------------------  -------------  -------------  -----------  ---------  ---------  ---------  -----------
PACIFIC NORTHWEST REGION
  Chambers Creek.................    Market/Drug          100%       42,010      16,169     58,179     58,179       100.0%
    TACOMA, WASHINGTON
  Fairwood Square(8).............    Market/Drug          100%       --          32,910     32,910     76,040         N/A
    RENTON, WASHINGTON
  Puget Park.....................    Market/Drug          100%       --          40,988     40,988     92,684         N/A
    SOUTH EVERETT, WASHINGTON
  Village East(8)................    Promotional          100%       57,521      78,405    135,926    135,926       100.0%
    SALEM, OREGON
  Meridian Village...............    Promotional          100%      165,568      31,257    196,825    207,372       100.0%
    BELLINGHAM, WASHINGTON
  Design Market (8)..............    Promotional          100%       30,509      57,978     88,487     88,487       100.0%
    BELLEVUE, WASHINGTON
  Ernst -- Redmond(7)............    Promotional          100%       44,324      --         44,324    170,000       100.0%
    REDMOND, WASHINGTON
                                                                 -----------  ---------  ---------  ---------       -----
  SUBTOTAL -- PACIFIC N.W.
   REGION........................                                   339,932     257,707    597,639    828,688       100.0%
TOTAL RETAIL PROPERTIES (WHOLLY
  OWNED OPERATING)...............                                 4,148,548   3,596,425  7,744,973  9,153,136        98.3%
PROPERTIES HELD BY UNCONSOLIDATED
  SUBSIDIARIES
  Ladera Center..................    Market/Drug           25%      105,545      81,139    186,684    186,684       100.0%
    LOS ANGELES
  Margarita Plaza................    Market/Drug           25%       43,350      33,394     76,744     76,744       100.0%
    HUNTINGTON PARK
                                                                 -----------  ---------  ---------  ---------       -----
  SUBTOTAL -- UNCONSOLIDATED
   SUBSIDIARIES..................                                   148,895     114,533    263,428    263,428       100.0%

SUBTOTAL: RETAIL PROPERTIES
  (INCLUDING UNCONSOLIDATED
  SUBS.).........................                                 4,297,443   3,710,958  8,008,401  9,416,564        98.4%
DEVELOPMENT PROPERTIES CURRENTLY
  UNDER CONSTRUCTION(9)
  1000 Van Ness..................  Entertainment                    102,000      29,500    131,500    131,500
    SAN FRANCISCO
                                                                 -----------  ---------  ---------  ---------

GRAND TOTAL RETAIL (INCLUDING
  UNCON. SUBS. & DVLPMNT.
  PROPS.)........................                                 4,399,443   3,740,458  8,139,901  9,548,064
OFFICE PROPERTIES
  Anacomp Building...............                         100%                             338,485    338,485
    POWAY, CALIFORNIA
  Bergen Brunswig Building.......                         100%                             175,000    175,000
    ORANGE, CALIFORNIA
  Scripps Ranch Buildings........                         100%                              49,284     49,284
    SAN DIEGO (SCRIPPS RANCH)
  Marcoa Building................                         100%                              28,600     28,600
    SAN DIEGO (SORRENTO MESA)
                                                                                         ---------  ---------
  SUB TOTAL -- OFFICE
   PROPERTIES....................                                                          591,369    591,369
GRAND TOTAL......................                                 4,399,443   3,740,458  8,731,270  10,139,433


                                                                                                     ANNUALIZED BASE RENT/
                                                              ANNUALIZED BASE RENT(2)               OCCUPIED SQUARE FEET(3)

                                                         ----------------------------------  -------------------------------------

PROPERTY                             SHOPS      TOTAL     ANCHORS      SHOPS       TOTAL      ANCHORS(5)     SHOPS(6)      TOTAL

---------------------------------  ---------  ---------  ----------  ----------  ----------  -------------  -----------  ---------

PACIFIC NORTHWEST REGION
  Chambers Creek.................     100.0%     100.0%  $   90,000  $  188,012  $  278,012    $    2.14     $   11.63   $    4.78

    TACOMA, WASHINGTON
  Fairwood Square(8).............      78.1%      78.1%      --         423,325     423,325          N/A         16.47       16.47

    RENTON, WASHINGTON
  Puget Park.....................     100.0%     100.0%      --         482,360     482,360          N/A         11.77       11.77

    SOUTH EVERETT, WASHINGTON
  Village East(8)................      83.3%      90.4%     512,831     846,307   1,359,138         8.92         12.96       11.07

    SALEM, OREGON
  Meridian Village...............     100.0%     100.0%   1,523,338     350,498   1,873,836         9.20         11.21        9.52

    BELLINGHAM, WASHINGTON
  Design Market (8)..............     100.0%     100.0%     333,293     844,696   1,177,989        10.92         14.57       13.31

    BELLEVUE, WASHINGTON
  Ernst -- Redmond(7)............     N/A        100.0%     544,860      --         544,860        12.29           N/A       12.29

    REDMOND, WASHINGTON
                                   ---------  ---------  ----------  ----------  ----------       ------    -----------  ---------

  SUBTOTAL -- PACIFIC N.W.
   REGION........................      92.1%      96.6%  $3,004,322  $3,135,198  $6,139,520    $    8.84     $   13.21   $   10.63

TOTAL RETAIL PROPERTIES (WHOLLY
  OWNED OPERATING)...............      83.1%      91.2%  $35,578,402 $47,064,940 $82,643,342   $    8.72     $   15.76   $   11.69

PROPERTIES HELD BY UNCONSOLIDATED
  SUBSIDIARIES
  Ladera Center..................      90.8%      96.0%  $  921,740  $1,431,494  $2,353,234    $    8.73     $   19.44   $   13.13

    LOS ANGELES
  Margarita Plaza................      94.0%      97.4%     380,429     608,917     989,346         8.78         19.40       13.24

    HUNTINGTON PARK
                                   ---------  ---------  ----------  ----------  ----------       ------    -----------  ---------

  SUBTOTAL -- UNCONSOLIDATED
   SUBSIDIARIES..................      91.7%      96.4%  $1,302,169  $2,040,411  $3,342,580    $    8.75     $   19.43   $   13.16

SUBTOTAL: RETAIL PROPERTIES
  (INCLUDING UNCONSOLIDATED
  SUBS.).........................      83.3%      91.4%  $36,880,571 $49,105,351 $85,985,922   $    8.72     $   15.88   $   11.75

DEVELOPMENT PROPERTIES CURRENTLY
  UNDER CONSTRUCTION(9)
  1000 Van Ness..................
    SAN FRANCISCO

GRAND TOTAL RETAIL (INCLUDING
  UNCON. SUBS. & DVLPMNT.
  PROPS.)........................
OFFICE PROPERTIES
  Anacomp Building...............                100.0%                          $2,193,383                              $    6.48

    POWAY, CALIFORNIA
  Bergen Brunswig Building.......                100.0%                           4,291,000                                  24.52

    ORANGE, CALIFORNIA
  Scripps Ranch Buildings........                100.0%                             496,545                                  10.08

    SAN DIEGO (SCRIPPS RANCH)
  Marcoa Building................                100.0%                             649,040                                  22.69

    SAN DIEGO (SORRENTO MESA)
                                              ---------                          ----------                              ---------

  SUB TOTAL -- OFFICE
   PROPERTIES....................                100.0%                          $7,629,968                              $   12.90

GRAND TOTAL......................                 92.0%                          $93,615,890                             $   11.83


------------

Golden State Properties are in bold type. Title to all of the Properties is held by the Operating Partnership or by subsidiaries of the Operating Partnership, including subsidiaries that are single-purpose, "bankruptcy remote" entities (as described in Note 8 below), or by the Company or another subsidiary of the Company that holds such title for the benefit of the Operating Partnership, such that the Company (as general and limited partner of the Operating Partnership) and the other limited partners of the Operating Partnership hold their respective proportionate economic interests in all of the Properties.

(1) Based on occupancy as of February 28, 1998. Data reflect occupancy only for the portion of the properties owned by the Company.

(2) Annualized base rent is calculated by multiplying base rent for February 1998 by twelve.

(3) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) by the square footage leased at February 28, 1998.

(4) Anchor tenants are defined as all tenants occupying at least 14,000 square feet, except for the Company's outlet center, where they are defined as all tenants occupying at least 7,500 square feet.

(5) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the anchor tenants by the square footage that they had leased at February 28, 1998.

(6) Calculated by dividing annualized base rent (calculated as described in note
    (2) above) for the non-anchor tenants by the square footage that they had leased at February 28, 1998.

(7) Indicates a property or a portion thereof held under a ground lease or other leasehold interest.

(8) Indicates a property ("Bankruptcy Remote Property") that is wholly-owned by a "Bankruptcy Remote Entity." Each Bankruptcy Remote Entity is an indirect subsidiary of the Company. The assets of each Bankruptcy Remote Entity, including the respective Properties owned by each, are owned by that Bankruptcy Remote Entity alone and are not available to satisfy claims that any creditor may have against the Company, its affiliates, or any other person or entity. No Bankruptcy Remote Entity has agreed to pay or make its assets available to pay creditors of the Company, any of its affiliates, or any person or entity. Neither the Company nor any of its affiliates has agreed to pay or make its assets available to pay creditors of any Bankruptcy Remote Entity (other than any agreement by a Bankruptcy Remote Entity to pay its own creditors). No affiliate of any Bankruptcy Remote Entity has agreed to pay or make its assets available to pay creditors of any Bankruptcy Remote Entity, except, in certain instances, where certain limited partners have executed so-called "last-dollar" guarantees.

(9) Does not include one property currently under development which is not yet under construction.

                           LEASE EXPIRATION SCHEDULE
                           (AS OF FEBRUARY 28, 1998)
    The following tables set forth scheduled lease expirations for leases in effect as of February 28, 1998, for each of the next ten years, for (i) all of the Company's Properties (excluding development properties and properties held in unconsolidated subsidiaries) and (ii) all of the Company's retail Properties (excluding development properties). The tables assume that none of the tenants exercises renewal options or termination rights.

                                                                     GROSS LEASABLE AREA
                                                                  -------------------------         ANNUALIZED BASE RENT(2)
                                                    NUMBER OF                     PERCENT    --------------------------------------
                                                     LEASES       APPROXIMATE       OF                    PERCENT OF      AVERAGE
                                                    EXPIRING          GLA          TOTAL       AMOUNT        TOTAL      PER SQ. FT.
                                                 ---------------  ------------  -----------  ----------  -------------  -----------
RETAIL PROPERTIES
ANCHOR TENANT EXPIRATIONS(1)
  1998.........................................             4          96,380          1.3%  $1,026,420          1.1%    $   10.65
  1999.........................................             6         124,187          1.6      723,211          0.8          5.82
  2000.........................................             6         118,206          1.6      485,547          0.5          4.11
  2001.........................................             5          67,529          0.9      715,604          0.8         10.60
  2002.........................................             6         114,038          1.5      966,827          1.1          8.48
  2003.........................................             3          43,584          0.6      204,800          0.2          4.70
  2004.........................................             8         191,538          2.5    1,167,989          1.3          6.10
  2005.........................................             7         255,780          3.4    2,210,136          2.5          8.64
  2006.........................................             8         405,430          5.3    2,795,067          3.1          6.89
  2007.........................................            11         493,058          6.5    4,710,165          5.3          9.55
  Thereafter...................................            54       2,137,319         28.1   20,319,935         22.7          9.51
SHOP TENANT EXPIRATIONS
  1998.........................................           221         416,330          5.5%  $5,963,168          6.7%    $   14.32
  1999.........................................           190         415,266          5.5    6,573,969          7.3         15.83
  2000.........................................           190         430,105          5.7    7,002,844          7.8         16.28
  2001.........................................           177         433,593          5.7    6,707,601          7.5         15.47
  2002.........................................           187         431,825          5.7    7,223,046          8.1         16.73
  2003.........................................            56         160,221          2.1    2,528,622          2.8         15.78
  2004.........................................            37         144,929          1.9    1,864,838          2.1         12.87
  2005.........................................            24          92,740          1.2    1,150,276          1.3         12.40
  2006.........................................            16          51,865          0.7      917,139          1.0         17.68
  2007.........................................            31         152,885          2.0    2,297,971          2.6         15.03
  Thereafter...................................            47         239,621          3.1    4,354,548          4.9         18.17
TOTAL RETAIL PROPERTY EXPIRATIONS
  1998.........................................           225         512,710          6.7%  $6,989,588          7.8%    $   13.63
  1999.........................................           196         539,453          7.1    7,297,180          8.1         13.53
  2000.........................................           195         548,311          7.2    7,488,391          8.4         13.66
  2001.........................................           182         501,122          6.6    7,423,205          8.3         14.81
  2002.........................................           192         545,863          7.2    8,189,873          9.1         15.00
  2003.........................................            58         203,805          2.7    2,733,422          3.1         13.41
  2004.........................................            44         336,467          4.4    3,032,827          3.4          9.01
  2005.........................................            31         348,520          4.6    3,360,412          3.8          9.64
  2006.........................................            24         457,295          6.0    3,712,206          4.1          8.12
  2007.........................................            42         645,943          8.5    7,008,136          7.8         10.85
  Thereafter...................................           100       2,376,940         31.2   24,674,483         27.6         10.38
OFFICE/INDUSTRIAL PROPERTIES
  1998.........................................             0               0          0.0%  $        0          0.0%    $    0.00
  1999.........................................             1          28,600          0.4      649,040          0.7         22.69
  2000.........................................             1         175,000          2.3    4,291,000          4.8         24.52
  2001.........................................             0               0          0.0            0          0.0          0.00
  2002.........................................             1          24,312          0.3      253,817          0.3          0.00
  2003.........................................             0               0          0.0            0          0.0          0.00
  2004.........................................             1          24,972          0.3      242,728          0.3          9.72
  2005.........................................             0               0          0.0            0          0.0          0.00
  2006.........................................             0               0          0.0            0          0.0          0.00
  2007.........................................             1         338,485          4.5    2,193,383          2.5          6.48
  Thereafter...................................             0               0          0.0            0          0.0          0.00
TOTAL PORTFOLIO EXPIRATIONS
  1998.........................................           225         512,710          6.7%  $6,989,588          7.8%    $   13.63
  1999.........................................           197         568,053          7.5    7,946,220          8.9         13.99
  2000.........................................           196         723,311          9.5   11,779,391         13.2         16.29
  2001.........................................           182         501,122          6.6    7,423,205          8.3         14.81
  2002.........................................           193         570,175          7.5    8,443,690          9.4         14.81
  2003.........................................            58         203,805          2.7    2,733,422          3.1         13.41
  2004.........................................            45         361,439          4.8    3,275,555          3.7          9.06
  2005.........................................            31         348,520          4.6    3,360,412          3.8          9.64
  2006.........................................            24         457,295          6.0    3,712,206          4.1          8.12
  2007.........................................            43         984,428         12.9    9,201,519         10.3          9.35
  Thereafter...................................           100       2,376,940         31.2   24,674,483         27.6         10.38

------------
(1) Anchor tenants are defined as all tenants occupying at least 14,000 square feet, except for the Company's outlet center, where they are defined as all tenants occupying at least 7,500 square feet.
(2) Annnualized base rent is rent calculated by multiplying base rent for February 1998 by twelve.

                             TOP TEN ANCHOR TENANTS
                           (AS OF FEBRUARY 28, 1998)

    The following table lists the top ten anchor tenants (in terms of annualized base rent) for all of the Company's retail Properties (excluding development properties) based on leases in place as of February 28, 1998.

                                                   NUMBER OF                    ANNUALIZED                PERCENTAGE
                                                    TENANT        ANNUALIZED       BASE                   OF LEASED
TENANT                                             LOCATIONS     BASE RENT(1)     RENT(1)    LEASED GLA      GLA
----------------------------------------------  ---------------  -------------  -----------  ----------  ------------
Ralphs........................................             9     $   3,542,782        4.29%     388,511         5.50%
Raleys/Bel Air Marts..........................             8         3,106,055        3.76      388,119         5.49
Home Depot....................................             2         2,528,280        3.06      207,964         2.94
Homebase......................................             3         2,248,083        2.72      311,521         4.41
Food 4 Less...................................             5         1,922,695        2.33      262,346         3.71
AMC Theatres..................................             3         1,569,108        1.90       92,656         1.31
Edwards Theatres..............................             3         1,548,086        1.87      101,695         1.44
Circuit City..................................             4         1,343,833        1.63      138,851         1.96
Ikea..........................................             1         1,181,004        1.43      150,000         2.12
Lucky's.......................................             5         1,163,994        1.41      186,303         2.64
                                                          --
                                                                 -------------  -----------  ----------  ------------
Total.........................................            43     $  20,153,939       24.39%   2,227,966        31.54%
Total Portfolio...............................        --         $  82,643,342      100.00%   7,066,817       100.00%

---------
(1) Annualized base rent is calculated by multiplying base rent for February 1998 by twelve.

INDEBTEDNESS

    The Company's total outstanding consolidated mortgage debt on the Properties (other than secured debt under the Credit Facility and two construction loans) was approximately $357 million at February 28, 1998. At February 28, 1998, the Company had $106 million and $75 million outstanding under the secured and unsecured portions of its Credit Facility, respectively. Additionally, at February 28, 1998, the Company had $35 million outstanding under construction loans secured by two of the Company's development properties. The following table sets forth certain information regarding the consolidated mortgage debt obligations of the Company, including mortgage obligations relating to specific Properties, and secured and unsecured indebtedness under the Credit Facility and the construction loans. All of the mortgage debt is nonrecourse to the Company, except for mortgage under the Credit Facility.

                                                                               PRINCIPAL
                                                                               BALANCE AT     INTEREST     MATURITY
  FIXED-RATE DEBT(1)                                                            02/28/98        RATE         DATE
---------------------------------------------------------------------------  --------------  -----------  -----------
Ontario Village............................................................  $    3,634,227       9.750%       7/1/98
Bergen Brunswig Building...................................................       9,510,246       8.375       10/1/99
Mountaingate Plaza--0% Note................................................       1,200,000       0.000      10/15/99
Point Loma Plaza...........................................................      15,255,654       8.125       12/1/99
Silver Plaza...............................................................         300,000       4.280       9/29/01
Mesa Shopping Center.......................................................       7,983,871      10.000        1/1/02
Wiegand Plaza II...........................................................       7,050,589      10.000        1/1/02
Plaza at Puente Hills(2)...................................................      32,755,686       7.981       3/11/04
Valley Central Shopping Center(2)..........................................      25,135,783       7.981       3/11/04
Gateway Center(2)..........................................................      16,930,892       7.390      10/11/04
Richmond Shopping Center...................................................       6,937,851       9.500        1/1/05
Stanford Ranch.............................................................       6,412,602       7.875        9/1/05
Mountaingate Plaza(2)......................................................      23,533,285       8.050        3/1/06
San Diego Factory Outlet Center............................................       2,736,605       8.670        9/1/06
Puget Park.................................................................       2,556,718       8.375        7/1/07
Olympiad Plaza.............................................................       6,178,631       7.490      10/15/07
Fairwood Square(2).........................................................       2,523,268       7.452      12/11/07
Design Market(2)...........................................................       6,592,861       7.452      12/11/07
Village East(2)............................................................       6,996,131       7.452      12/11/07
Golden State Properties (19 properties)(2).................................     149,701,167       6.760       1/11/08
Crenshaw-Imperial Shopping Center(2).......................................       5,221,148       8.800        7/1/20
Simi Valley Plaza(2).......................................................      16,229,737       8.980       6/11/26
                                                                             --------------  -----------
TOTAL/WEIGHTED-AVERAGE--FIXED-RATE DEBT....................................  $  355,376,952       7.594%
                                                                             --------------  -----------

  VARIABLE-RATE DEBT
---------------------------------------------------------------------------
Hilltop Plaza Construction Loan(3).........................................  $    18,753,018      8.200%    6/1/98
1000 Van Ness Construction Loan(4).........................................       15,960,265       9.00     1/1/99
Unsecured Line of Credit(5)................................................       74,981,538      7.125    11/1/98
Secured Line of Credit(6)..................................................      105,887,713      7.025    11/1/98
Chambers Creek(7)..........................................................        1,612,464      7.000     2/1/17
                                                                             ---------------  ---------
TOTAL/WEIGHTED-AVERAGE--VARIABLE-RATE DEBT.................................  $   217,194,998      7.306%
                                                                             ---------------  ---------

TOTAL/WEIGHTED-AVERAGE.....................................................  $   572,571,950      7.485%
                                                                             ---------------  ---------
                                                                             ---------------  ---------

------------

(1) Note: The data shown above do not include mortgage debt on unconsolidated subsidiaries.

(2) "Bankruptcy Remote Property." See Note 8 to Property Tables.

(3) The interest rate for this loan is based on Comerica Bank's Eurodollar base rate plus 2.00% or at its prime rate.

(4) The interest rate for this loan is based on either prime plus 50 basis points or LIBOR plus 190 basis points, at the lender's option.

(5) The interest rate for the unsecured line of credit is based on LIBOR plus 150 basis points. This interest rate is adjusted monthly by the lender.

(6) The interest rate for the secured line of credit is based on LIBOR plus 140 basis points. This interest rate is adjusted monthly by the lender.

(7) The interest rate for Chambers Creek is based on Moody's A Corporate Bond Index quoted for the last five business days in January, less 12.5 basis points.

                        EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS

    The following table lists the Executive Officers and Directors of the Company.

NAME                                                    AGE                    POSITION
--------------------------------------------------  -----------  -------------------------------------------------------
J. David Martin................................. .          42   Director, President, Chief Executive Officer
Daniel B. Platt................................. .          51   Executive Vice President, Chief Financial
                                                                 Officer, Chief Administrative Officer
Kris Hoffman......................................          57   Executive Vice President, Chief Operating Officer
James W. Gaube....................................          48   Senior Vice President, Chief Development Officer
James M. Kessler..................................          45   Senior Vice President, Chief Investment Officer
Michael L. Rubin..................................          52   Senior Vice President
Malin Burnham.....................................          70   Chairman of the Board
James D. Harper, Jr...............................          64   Director
James D. Klingbeil................................          62   Director
Donne P. Moen.....................................          62   Director
Thomas A. Page....................................          65   Director
Philip S. Schlein.................................          63   Director
Richard R. Tartre.................................          58   Director
Robin Wolaner.....................................          43   Director

    J. DAVID MARTIN became President, Chief Executive Officer and a Director of the Company on October 1, 1995. From 1984 until joining the Company, Mr. Martin was the Founder, Chairman and Chief Executive Officer of The Martin Group of Companies, Inc. ("The Martin Group"), a full-service real estate development and management company of which Mr. Martin still retains the title of Chairman. Mr. Martin is a Trustee of Golden Gate University and a member of the Policy Advisory Board for the Center for Real Estate and Urban Economics at the University of California. He is a Director of the Bay Area Council and a Director of the Bay Area Economic Forum. Mr. Martin is a member of the Young Presidents' Organization and serves on its international board. He is also a member of the Urban Land Institute, International Council of Shopping Centers and the National Association of Real Estate Investment Trusts.

    DANIEL B. PLATT has been the Chief Financial Officer and Chief Administrative Officer of the Company since October 1995. Until 1994, Mr. Platt was Group Executive Vice President of Bank of America with responsibility for merging the real estate lending activities of the two banks upon Bank of America's acquisition of Security Pacific Bank in 1992. Mr. Platt joined Security Pacific in 1990 as Executive Vice President responsible for creating a new real estate workout group and in 1991 was made Vice Chairman of the Real Estate Industries Group, where he assumed additional corporate management responsibilities for all real estate activities. Prior to joining Security Pacific, Mr. Platt spent 20 years with Union Bank, where he was responsible for all real estate and commercial lending activities.

    KRIS HOFFMAN joined the Company in July 1997 as Regional Operating Officer in charge of the Company's Los Angeles operations. He assumed his present title in February 1998. Prior to joining the Company he had served since 1988 in a number of capacities including President, Chief Operating Officer and Partner with Albert B. Glickman & Associates and H&G Development Company in Beverly Hills, California, where he was responsible for all development activities for neighborhood, community and power centers throughout California and in Nevada and Hawaii. A licensed attorney and a Senior Certified Shopping Center Manager, Mr. Hoffman is a member of the International Council of Shopping Centers and is on the Advisory Board of the California Business Properties Association.

    JAMES W. GAUBE joined the Company in February 1997 to start up the Company's operations in the Pacific Northwest. He assumed his present title in February 1998. From June 1995 until joining the Company Mr. Gaube served as Senior Vice President of Real Estate, Design & Construction, of Thrifty Payless, Inc. From July 1994 through May 1995, he served as Western Regional Director of Real Estate for Home Depot and from 1986 through June 1994, Mr. Gaube served as Senior Vice President of Real Estate & Construction for Payless Drug Stores Northwest, Inc. Beginning in 1966, Mr. Gaube enjoyed a twenty year career at Safeway Stores, Inc. where he served as Regional Real Estate Director prior to leaving.

    JAMES M. KESSLER joined the Company in October, 1995, as Director of Development and Regional Operating Officer responsible for the Company's Northern California operations. He assumed his present title in February 1998. From 1990 until joining the Company, Mr. Kessler served as Executive Vice President of The Martin Group, with overall responsibility for the company's retail developments. Between 1985 and 1990, Mr. Kessler served as Director of Marketing for Transpacific Development Company.

    MICHAEL L. RUBIN has been an officer of the Company since 1986, serving in various capacities and with various titles since that date, most recently as Regional Operating Officer responsible for the Company's operations in Orange County and San Diego. He assumed his present title in January 1998. Mr. Rubin is a Certified Property Manager and a licensed real estate broker.

    MALIN BURNHAM has been Chairman of the Board of Directors since 1986 and served as interim President and Chief Executive Officer from October 1994 to September 1995. Mr. Burnham is a private investor. He is also Chairman of John Burnham & Company and of First National Bank (San Diego) and a Trustee of The Burnham Institute.

    JAMES D. HARPER, JR. has been a Director since 1997. Mr. Harper has been President of JDH Realty Co. in Miami, Florida since 1982 and is the principal partner in AH Development, S.E. and AH HA Investments, S.E., both of which are partnerships developing land in Puerto Rico. From 1971 until 1985, Mr. Harper worked for Continental Illinois Corporation, serving as its Executive Vice President in charge of all domestic and international real estate services beginning in 1974. From 1969 until its acquisition by Continental Illinois Corporation in 1971, Mr. Harper served as President and Chief Executive Officer of Group Counselor's Inc., a privately held REIT management company. He is a Director of Equity Residential Properties Trust, Equity Office Properties Trust, American Health Properties, Inc. and JDH Realty Co.

    JAMES D. KLINGBEIL has been a Director since 1996. He is Chairman, President and Chief Executive Officer of American Apartment Communities, Inc. He is a Trustee and former President of the Urban Land Institute, and a member of the Chief Executives Organization and World Business Council, and serves on the Policy Advisory Board for the Center for Real Estate and Urban Economics, University of California. He has also served as Public Interest Director, Federal Home Loan Bank of Cincinnati, as a member of the Young Presidents' Organization and the Federal Home Loan Mortgage Corporation Advisory Board.

    DONNE P. MOEN has been a Director since 1996. He is the retired President and Vice Chairman of Union Bank in California, where he served in a variety of executive positions from 1963 until 1992. Mr. Moen is also a member of the board of a number of civic and nonprofit organizations including The Los Angeles Library Foundation, The Los Angeles Urban League, Los Angeles Educational Partnership, Toberman Settlement House, and Chadwick School.

    THOMAS A. PAGE has been a Director since 1992. He is the former Chairman and Chief Executive Officer of San Diego Gas and Electric Company, serving in that capacity from 1983 through the end of 1997. He also served as Chairman of Enova Corporation from its inception in 1996 through the end of 1997. He will continue as a Director of both corporations until their annual meetings in 1998. Mr. Page is a Director of USCS International, the California Chamber of Commerce and is a member of the Board of Overseers of the University of California at San Diego. He is a Certified Public Accountant and a professional engineer.

    PHILIP S. SCHLEIN has been a Director since 1996. He has been a partner in U.S. Venture Partners, a California based venture capital company, since 1985. Prior to that time, he had a 28-year career in the retailing industry, including serving as President and Chief Executive Officer of Macy's California from 1974 to 1985. Mr. Schlein was a member of the Board of Directors of Apple Computer, Inc. from 1979 to 1987. He currently serves as a Director of Ross Stores, Inc., ReSound Corporation, Quick Response Services and a number of private companies.

    RICHARD R. TARTRE has been a Director since 1986. Since January 1997, Mr. Tartre has been a Senior Vice President of MetLife, Chairman of MetLife Securities Inc., and Chairman of MetLife General Agency Inc. Formerly he had been President and Chief Executive Officer of Astra Management Corp., a mutual fund management firm for one year. Prior to that, for more than five years, he had served as Managing Director of Eden Financial Group Inc., a national marketer of insurance and investment products. Mr. Tartre is a licensed securities principal and also serves as a director of Mission West Properties and Triton Group, Ltd.

    ROBIN WOLANER has been a Director since 1997. Ms. Wolaner is Executive Vice President of C/Net Inc., an internet media company, Chairman of Online Partners, Inc. and a Director of Medical SelfCare Inc., a health products marketing company. From 1992 to 1995, she was President and Chief Executive Officer of Sunset Publishing Corporation. In 1986, Ms. Wolaner founded The Parenting Group, later serving as its President and Chief Executive Officer from 1990 to 1992. Ms. Wolaner also served as the Vice President in charge of Development of Time Publishing Ventures from 1990 to 1992. She is a frequent public speaker and has been an instructor at the Radcliffe Publishing Procedures Course since 1982.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    A description of the Common Stock of the Company and of the rights of the holders of such Common Stock is contained at pages 25-26 of the accompanying Prospectus.

SERIES A PREFERRED STOCK

    Pursuant to the Company's charter, the Company's Board of Directors has established and designated a series of the Company's authorized preferred stock consisting of 4,800,000 shares of Series 1997-A Convertible Preferred Stock ("Series A Preferred Stock"), which were issued on December 31, 1997 in connection with the acquisition of the Golden State Properties. See "Recent Events." The summary of terms of the Series A Preferred Stock set forth below does not purport to be complete and is subject to, and qualified in entirety by, the complete text of the Articles Supplementary to the Company's charter filed as an exhibit to the Company's Report on Form 8-K dated January 14, 1998 (the "Articles Supplementary"), which is incorporated by reference herein.

    The Series A Preferred Stock has a stated value of $25 per share ("Stated Value"), and upon the distribution of assets on the liquidation, dissolution or winding up of the Company each share of Series A Preferred Stock is entitled to a preferential payment of $25 plus any accrued and unpaid dividends prior to the payment of any amount with respect to shares of the Common Stock. Each share of Series A Preferred Stock is entitled to receive cumulative quarterly cash dividends equal to the greater of (i) 2.00% of the $25.00 per share Stated Value, and (ii) the amount of dividends payable on the number of Shares of Common Stock into which the shares of Series A Preferred Stock is then convertible. Such cumulative quarterly cash dividends will accrue daily and will, to the extent not paid in full on the applicable dividend payment date accrue at the compounded quarterly rate of 2.00% from such date until payment is made, whether or not the Company has earnings or surplus. Until all accrued dividends on the Series A Preferred Stock have been paid, the Company is restricted from making distributions on or purchasing shares of Common Stock.

    Each share of Series A Preferred Stock is convertible at a conversion price of $15.375 per share, subject to adjustment pursuant to certain antidilution provisions ("Conversion Price"), into the number of shares of Common Stock obtained by dividing the $25 Stated Value per share by the Conversion Price. Subject to anti-dilution adjustments contained in the Articles Supplementary, each share of Series A Preferred Stock is convertible into 1.626 shares of Common Stock. In the event (i) the Company issues or sells Common Stock, or securities exercisable for or convertible into Common Stock, at a purchase or exercise price (as applicable) of less than or equal to $11.00 per share and
(ii) such issuance would trigger a reduction in the Conversion Price of at least 1.0% under the formula set forth in the Articles Supplementary, then the Conversion Price will be reduced to the lesser of (x) such purchase or exercise price which is less than or equal to $11.00 per share and (y) the Conversion Price as adjusted pursuant to the formula set forth in the Articles Supplementary. Any such reduction in the Conversion Price would likely have a significant dilutive effect on the holders of Common Stock. Such conversion right is exercisable by a holder of Series A Preferred Stock with respect to 25% of the shares held of record by such holder on and after each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999 (or earlier in the event of a change of control or certain other defined events).

    On and after January 1, 2003, the Company may give notice of mandatory conversion of all of the outstanding Series A Preferred Stock if the value of the Common Stock is greater than the Conversion Price, and after such notice all such outstanding shares shall be mandatorily converted into Common Stock; except that each holder of Series A Preferred Stock shall have the right, prior to the date established for such mandatory conversion, instead to cause the Company to redeem such holder's Series A Preferred Stock at its Stated Value plus accrued dividends to the redemption date multiplied by a percentage equal to 105% if the redemption date is prior to December 31, 2003, decreasing by 1% each year thereafter (but not less than 100% after December 31, 2007).

    The holders of shares of Series A Preferred Stock have the right to vote on all matters on which the holders of Common Stock are entitled to vote on an "as converted" basis with holders of shares of the Common Stock, as though part of the same class as holders of Common Stock. The holders of shares of Series A Preferred Stock do not have the right, however, to vote (and shall not be counted in determining whether a quorum is present for such purposes) on the issuance of Common Stock upon exchange of all Partnership Units and conversion of all shares of Series A Preferred Stock into Common Stock, to be submitted to a vote of the holders of Common Stock at the Company's 1998 annual meeting of stockholders. See "-- Other Provisions -- Mandatory Redemption in Certain Instances."

    While any shares of Series A Preferred Stock are outstanding, the Company may not, without approval of holders of at least a majority of the outstanding shares of Series A Preferred Stock voting separately as a class, take any of several actions described in the Articles Supplementary that would diminish the right of the holders of Series A Preferred Stock (including the authorization or issuance of any class or series of stock that would rank prior to or on a parity with the Series A Preferred Stock) or that would result in the Company's transfer of its general partnership interest in the Operating Partnership or a merger or consolidation of assets which would result in the Common Stock having a value of less than $15.375 per share, or the termination of the Company's qualification as a real estate investment trust, or a Change of Control or certain other actions.

    The holders of the Series A Preferred Stock have the right to submit a recommendation to the Nominating Committee of the Board of Directors for the election of a director at each annual meeting of stockholders (until the number of outstanding shares of Series A Preferred Stock is significantly reduced). In addition, upon the failure of the Company to pay the full amount of the Series A Preferred Stock preferential dividend for four consecutive quarters or upon certain other defaults of the Company in its obligations with respect to the Series A Preferred Stock, the holders of the Series A Preferred Stock will have the right, as a class, to elect two additional directors of the Company, until such defaults are cured. See "-- Other Provisions" for a description of certain other rights of the holders of Series A Preferred Stock and of holders of Preferred Units, and of certain obligations of the Company in connection therewith.

DESCRIPTION OF COMMON AND PREFERRED UNITS OF OPERATING PARTNERSHIP

    The following description of certain provisions of the Operating Partnership Agreement, and of the First Amendment thereto that was entered into concurrently with the closing of the acquisition of the Golden State Properties, is qualified in all respects by the provisions of the Operating Partnership and of such First Amendment filed as exhibits to the Company's Reports on Form 8-K dated December 16, 1997 and January 14, 1998, respectively, and of Schedule C to such First Amendment filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which exhibits are hereby incorporated by reference herein.

    COMMON UNITS. The Operating Partnership Agreement provides that, subject to the preferences of any class or series of partnership interest established by the general partner, the Operating Partnership shall make distributions pro rata to partners holding Common Units and to the general partner as such in proportion to their respective partnership interests. The Company will hold as many Common Units (including for this purpose all Units held by it as general partner and as limited partner) as there are shares of Common Stock of the Company outstanding from time to time, and contemplates making quarterly distributions to the holders of Common Units concurrently with and in the same amounts as dividends paid by the Company on its Common Stock (which amount is currently at the rate of $0.2625 per share payable on the last business day of March, June, September and December respectively).

    In addition, the Operating Partnership Agreement provides that, approximately one year after the issuance of Common Units (or earlier in the event of certain extraordinary transactions), the holder of each Common Unit will have the right to require the Partnership to redeem the Unit at a redemption price equal to the then market value of a share of Common Stock. Such redemption will be in cash, except that the Company may assume the redemption obligation and pay the redemption in the form of registered shares of its Common Stock.

    PREFERRED UNITS. By the First Amendment, the Company, as general partner of the Operating Partnership, established a series of 4,800,000 preferred units of limited partner interest designated as Series 1997-A Preferred Limited Partner Units (the "Preferred Units") and issued 2,000,000 Preferred Units to the contributors of the Golden State Properties and 2,800,000 Preferred Units to the Company. The economic rights of holders of Preferred Units, with respect to distributions and upon liquidation, are identical to the rights of holders of Series A Preferred Stock. Distributions by the Operating Partnership with respect to Preferred Units held by the Company will provide the funds to enable the Company to make its distributions to the holders of the Series A Preferred Stock. Holders of Preferred Units other than the Company will have the right to exchange their Preferred Units for a like number of shares of Series A Preferred Stock (upon which exchange the number of Preferred Units held by the Company will increase so that the Company will always hold a number of Preferred Units equal to the number of outstanding shares of Series A Preferred Stock), with such right of exchange commencing on the earlier of the Stockholder Approval Date described below or, with respect to Preferred Units not mandatorily redeemed following failure to obtain Stockholder Approval, approximately one year after the first issuance of Preferred Units, or earlier upon the happening of certain events described in the First Amendment. See "-- Other Provisions -- Mandatory Redemption in Certain Instances."

    In general, the terms of the First Amendment that define the economic rights of holders of Preferred Units other than the Company are substantially identical to the provisions of the Articles Supplementary that define the economic rights of the holders of Series A Preferred Stock. See "-- Series A Preferred Stock" above.

OTHER PROVISIONS

    FIRST OFFER RIGHTS, REGISTRATION RIGHTS AND WAIVER OF LIMIT ON
OWNERSHIP. The Golden State Contribution Agreement and the Stock Purchase Agreement relating to the issuance of the Series A Preferred Stock each provide that, upon the proposed issuance by the Company of any further equity securities, the Contributors and the initial holders of the Series A Preferred Stock (the "Buyer") shall have the right, subject to certain conditions, to purchase a number of such equity securities so as to maintain their respective proportionate interests in the Company on a fully converted basis (the "First Offer Rights"). Assuming the Offering made hereby is at a price of at least $13.75 per share and closes by March 31, 1998, the First Offer Rights will not be applicable to this Offering.

    Pursuant to registration rights agreements entered into with the Contributors and the Buyer in December 1997, the Company has agreed to, upon the request of the Contributors or the Buyer, (i) file a shelf registration statement with respect to all Registrable Securities (as defined in the registration rights agreements) held by the Contributors or the Buyer, (ii) in the absence of a shelf registration statement being in effect with respect to such Registrable Securities, file an aggregate of three demand registration statements in any twelve-month period, (iii) list the Series A Preferred Stock on the NYSE and register such stock for sale and (iv) include Registrable Securities held by the Contributors and the Buyer in (A) certain offerings of the Company's securities and (B) certain dispositions by the Company of its securities. The rights set forth above do not commence until December 5, 1998 at the earliest. In addition, such rights are subject to customary limitations with respect to registration and tag-along rights.

    Based upon representations of the contributors under the Golden State Contribution Agreement and of the Buyer of the Series A Preferred Stock that no individual would, after applying applicable attribution rules of the Code, own more than 9.8% of the Common Stock or of the value of all of the capital stock of the Company, and on certain other representations and agreements, the Board of Directors of the Company has partially waived the "Limits" on ownership by any one person that would otherwise limit the amount of capital stock of the Company that the Buyer could own and that would otherwise limit the number of shares of Preferred Stock and of Common Stock that the holders of Preferred Units may acquire upon the exchange of their Operating Partnership Units for capital stock of the Company. See "Description of Common Stock -- Redemption and Restriction on Transfer of Shares" in the accompanying Prospectus.

    MANDATORY REDEMPTION IN CERTAIN INSTANCES. Under the rules of the NYSE, the Company may not issue securities convertible into or exchangeable for a number of shares of Common Stock that is greater than 19.9% of the number of shares of Common Stock that are outstanding at the time of issuance of such convertible or exchangeable securities, without the approval by the holders of Common Stock of the Company of the issuance of such greater number of shares of Common Stock. The aggregate number of shares of Common Stock potentially issuable upon exchange of all Partnership Units for shares of Series A Preferred Stock or Common Stock, as the case may be, and upon the conversion of all shares of Series A Preferred Stock into Common Stock exceeds 19.9% of the number of shares of Common Stock that were outstanding at the time of the issuance of the Series A Preferred Stock and of the Preferred Units. Accordingly, the Company will seek the approval of its stockholders ("Stockholder Approval") at the 1998 annual meeting of stockholders, scheduled to be held on May 11, 1998, for the issuance of Common Stock upon exchange of all Partnership Units and conversion of all shares of Series A Preferred Stock. If Stockholder Approval is not obtained at such meeting, or at a subsequent special meeting of stockholders held for such purpose, the Company will be obligated to redeem, not later than June 30, 1998, an aggregate number of Preferred Units and shares of Series A Preferred Stock (other than shares owned by the Company) that will result in the aggregate number of shares of Common Stock issuable upon the conversion or exchange of Series A Preferred Stock and Operating Partnership Units after such redemption not exceeding 19.9% of the number of shares of Common Stock outstanding immediately prior to the issuance of the Series A Preferred Stock and of the Preferred Units. Based upon the number of shares of Common Stock outstanding at the time of the issuance of the Series A Preferred Stock and the Preferred Units, the Company would be required to redeem an aggregate of approximately 2,000,000 shares of Series A Preferred Stock and Preferred Units having an aggregate Stated Value of approximately $50,000,000. Such redemption would be in cash at the greater of the Stated Value plus accrued dividends (or accrued distributions) or a price based upon the current Common Stock market price on an "as converted" basis (the "Mandatory Redemption Price"). To the extent that the Mandatory Redemption Price for all shares of Series A Preferred Stock and Preferred Units to be redeemed is not paid in full by June 30, 1998, the unpaid portion thereof payable to the holders of Preferred Units shall bear interest compounded at the lesser of the rate of 1.25% per month and the highest lawful rate of interest until paid, and the Company shall be responsible to the holders of the Series A Preferred Stock (but not to the holders of the Preferred Units) for liquidated damages equal to 150% of the portion of the Mandatory Redemption Price not paid by such date. The obligation to pay such Mandatory Redemption Price, or to pay the higher interest on the unpaid portion and/or the liquidated damage amount, could require the Company to increase its short-term borrowings even if prevailing market conditions are not favorable for such borrowings.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following description of certain federal income tax considerations supplements the description in the accompanying Prospectus to discuss the federal income taxation of the Company generally, to reflect certain changes in the Internal Revenue Code of 1986, as amended (the "Code"), effected by the Taxpayer Relief Act of 1997 (the "1997 Tax Act") enacted subsequently to the date of the Prospectus, and to discuss the federal income tax effect on the Company of holding assets through the Operating Partnership.

    The following discussion is based on current law (which is subject to change, possibly on a retroactive basis), is for general information only, and is not tax advice. The tax treatment of a holder of Common Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, dealers in securities or currencies, stockholders holding Common Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States (as determined for federal income tax purposes). In addition, the summary below does not consider the effects of any foreign, state, local or other tax laws that may be applicable to prospective stockholders.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operations has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification as a REIT. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since it commenced operations in 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

    The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirely by such reference.

    Under the Code, if certain requirements discussed generally below are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed at a 100% rate on gain generated by certain sales of property deemed to have been held for sale to customers in the ordinary course of business. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by the Company on its retained net capital gains.

    FAILURE TO QUALIFY. If the Company fails to qualify during any taxable year as a REIT, unless the failure is a result of not satisfying the 75% or 95% gross income requirements discussed below and certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which would have a material adverse effect upon its stockholders. In addition, unless certain other relief provisions apply, the Company would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and if it reelected REIT status it could be subject to tax at regular corporate rates on gains from the subsequent sale of its properties. It is not possible to state whether in all circumstances the Company would be entitled to any such relief. Even if relief from a failure to satisfy one of the gross income tests is available, the Company would be required to pay a 100% tax based upon the greater of the amount by which the Company failed the 75% or 95% gross income test, less certain adjustments. See "Risk Factors -- Consequences of Failure to Quality as a REIT" in the accompanying Prospectus.

    REQUIREMENTS FOR QUALIFICATION. The Code generally defines a REIT to include a corporation, the beneficial ownership of which is evidenced by transferable shares held by 100 or more persons, provided that no more than 50% in value of the outstanding stock of the corporation is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during a specified portion of each taxable year (the '5/50 Rule') and that it meets certain other tests, described below, regarding the nature of its income and assets and its distributions. For taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as satisfying the 5/50 Rule if it complies with certain demand letter and recordkeeping requirements and if it does not know, and exercising reasonable diligence would not have known, whether it failed to satisfy the 5/50 Rule.

    OWNERSHIP OF A PARTNERSHIP INTEREST. In applying the income and asset tests described below, the Company generally will be deemed to own its proportionate share of the assets of the Operating Partnership (and of any other partnership or limited liability company in which the Operating Partnership owns a direct or indirect interest) based on the Company's relative capital interest in the Operating Partnership (or indirect capital interest in such other entity). In addition, the character of the assets and gross income of partnership retain the same character in the hands of the Company for purposes satisfying the gross income tests and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and in the partnerships and limited liability companies in which the Operating Partnership holds an interest will be treated as assets, liabilities and items of the Company for purposes of applying the income and asset tests described below.

    INCOME TESTS. In order to maintain qualification as a REIT, there are two gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from sales of property, other than certain foreclosure property, held primarily for sale in the ordinary course of business ("prohibited transactions")) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" as defined in the Code and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, prior to 1998, short-term gain from the sale or other disposition of stock or securities, gains from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year. The term "rents from real property" excludes (i) rents received from certain persons related to the Company, (ii) rents attributable to personal property leased in connection with a lease of real property if more than 15% of the total rent under the lease for the year is attributable to personal property, and (iii) rents received with respect to property if the Company operates or manages the property or furnishes or renders certain services to tenants of the property (other than through an independent contractor from whom the Company derives no revenue) that are not "usually or customarily rendered" in connection with the rental of space for occupancy only or are considered "rendered to the occupant" ("disqualified services"), other than certain minimal services. While the Company provides services with respect to its properties, it believes that it does not provide disqualified services.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets and certain temporary investments of new capital raised by the Company. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. However, a corporation which is a qualified REIT subsidiary is not treated as a separate corporation for Federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the corporation are treated as assets, liabilities, and items of the REIT. A "qualified REIT subsidiary" means any corporation if 100 percent of the stock of the corporation is held by the REIT. For taxable years that began prior to January 1, 1998, the stock of such corporation must have been held by the REIT at all times during the period such corporation was in existence.

    ANNUAL DISTRIBUTION REQUIREMENT. The Company, in order to qualify as a REIT, generally is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain). Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, or it does not distribute income attributable to certain non-cash income items, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods (less certain adjustments), the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company's REIT taxable income generally will be determined with reference to its allocable share of the income of the Operating Partnership. In the case of a property contributed to the Operating Partnership in exchange for Partnership Units, the adjusted basis of the property in the hands of the Operating Partnership immediately after the contribution generally is the same as the adjusted basis of the property immediately before the contribution in the hands of the person contributing the property, which basis is lower than the fair market value of the property at that time (the difference between such basis and value being referred to as a "book-tax difference"). The Operating Partnership's depreciation deductions are determined with reference to such lower basis, and any gain from the sale of the property is determined with reference to such lower basis as subsequently adjusted by depreciation and capital expenditures. While certain provisions of the Code are designed to allocate the income attributable to a book-tax difference to the partner contributing the property, the effect of the carryover of a property's tax basis to the Operating Partnership could be to cause the Company to be allocated lower depreciation or other deductions, or more gain, than if the property were purchased for cash, which could cause the Company to recognize REIT taxable income in excess of its economic or "book" income and in excess of cash receipts, which could adversely affect the Company's ability to satisfy the annual distribution requirement.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    GENERAL. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends-received deduction generally available to corporations. Earnings and profits of the Company generally will be allocated first to distributions with respect to preferred stock (including the Series A Preferred Stock), and thereafter to distributions with respect to Common Stock. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or dealer in securities). Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

    The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A stockholder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his Common Stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by the Company. As discussed below, stockholders should note that the IRS has issued Notice 97-64 which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and certain trusts.

    The 1997 Tax Act alters the taxation of capital gain income. Under the 1997 Tax Act, individuals (as well as estates and certain trusts) who hold capital assets for more than 18 months may be taxed at maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Gains from capital assets held for more than 12 months but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28%. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates and special rules for "qualified 5-year gain," and makes other changes to prior law. IRS Notice 97-64 provides that, until further notice, to the extent that the Company has net capital gain for a taxable year, dividends paid during the year (or that are deemed to be paid for taxable years beginning after December 31, 1997) may be designated by it as a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution, based on the net amount of each class of capital gain recognized by the Company. Unless specifically designated otherwise by the Company, a distribution designated as a capital gain dividend will be taxable as 28% rate gain distribution. If any capital gain dividend is received on or after May 7, 1997, but is treated as being paid during a taxable year that ends on or before that date, the dividend will be taxable as a 28% rate gain distribution. This interim guidance may be changed in the future. As a result, prospective investors are urged to consult their own tax advisors with respect to the proper treatment of capital gain dividends and undistributed capital gains.

    Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, the distribution will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than 12 months (or, in the case of individuals, estates and certain trusts, mid-term capital gain or loss if the shares have been held for more than 12 months but not more than 18 months and long-term capital gain or loss if the shares have been held for more than 18 months) and otherwise as short-term capital gain or loss.

    Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the distribution of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

    BACKUP WITHHOLDING AND REPORTING. The Company will report to its stockholders and the IRS the amount of dividends paid during the year, the amount of tax withheld therefrom, if any, and certain other information. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exemptions and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company may nonetheless institute backup withholding if it is advised to do so by the IRS. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated................................................
Lehman Brothers Inc..............................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................
EVEREN Securities, Inc...........................................................
Sutro & Co. Incorporated.........................................................
                                                                                   ----------
    Total........................................................................   5,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $. a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $. a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an aggregate of 825,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

    The Common Stock is listed on the New York Stock Exchange under the symbol "BPP."

    The Company, its executive officers and directors have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, as representative of the several Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either now owned by such party or are hereafter acquired prior to or in connection with the offering of the shares of Common Stock offered hereby) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, other than (x) the shares of Common Stock offered hereby, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus Supplement of which the Underwriters have been advised in writing or (z) limited partnership units issued in connection with property acquisitions which are not convertible into or exercisable for Common Stock until after the end of such 90-day period. As set forth in the Articles Supplementary defining the terms of the Series A Preferred Stock, J. David Martin and Daniel B. Platt, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the Company, respectively, may not Transfer (as defined therein), on or before December 31, 1999, more than 30% of the shares of Common Stock and Operating Partnership Units held by them as of December 31, 1997 without majority consent of the holders of Series A Preferred Stock; provided, however, that Messrs. Martin and Platt may Transfer an additional 17.5% of such shares and Units on and after each of December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    As of the date hereof, affiliates of Morgan Stanley & Co. Incorporated beneficially own 1,879,150 shares of Common Stock, representing an approximately 8% ownership interest in the outstanding Common Stock.

    EVEREN Securities, Inc., one of the underwriters in this Offering ("EVEREN"), is the sole underwriter of a proposed unit investment trust (the "UIT") of the securities of certain REITs, including the Common Stock. As presently contemplated, the pricing and closing of the UIT offering would occur on or about the dates of the pricing and closing of this Offering. The Company presently expects to issue and sell approximately 1,000,000 registered shares of Common Stock to EVEREN for resale to the sponsor of the UIT. This Offering and the UIT offering are not conditioned upon each other.

                                    EXPERTS

    The Company's consolidated financial statements and the related financial statement schedule incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Company's annual report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in its reports thereon. Such reports are incorporated herein and in the accompanying Prospectus by reference and have been so incorporated by reference herein and therein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters relating to the offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California. In addition, the description of federal income tax consequences contained in the accompanying Prospectus under the caption "Federal Income Tax Considerations" as updated by the description of federal income tax consequences contained in this Prospectus Supplement under the caption "Federal Income Tax Considerations" is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Goodwin, Procter & Hoar LLP, tax counsel to the Company as to the material federal income tax consequences of the Offering.

PROSPECTUS
                                  $321,728,125

                        BURNHAM PACIFIC PROPERTIES, INC.

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                 DEPOSITARY SHARES REPRESENTING PREFERRED STOCK
                               WARRANTS OR RIGHTS
                              UNITS OF SECURITIES
                            ------------------------

    Burnham Pacific Properties, Inc. ("Burnham" or the "Company") may offer from time to time in one or more series (i) its unsecured debt securities consisting of bonds, debentures, notes and/or other evidences of indebtedness ("Debt Securities"), (ii) shares of its common stock, par value $.01 per share ("Common Stock"), (iii) shares of its preferred stock, par value $.01 per share ("Preferred Stock" and, together with the Common Stock, the "Capital Stock"),
(iv) Preferred Stock represented by depositary shares ("Depositary Shares"), (v) warrants or rights ("Warrants") for Common Stock, Preferred Stock and/or Debt Securities and (vi) units ("Units") consisting of two or more of the foregoing securities, with an aggregate public offering price of up to $321,728,125 in amount, at prices and on terms to be determined at the time of offering. The Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Warrants and Units (collectively, the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and the offering price; (ii) in the case of Common Stock, the offering price; (iii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and the offering price; (iv) in the case of Depositary Shares, the fractional shares of Preferred Stock represented by each such Depositary Share; (v) in the case of Warrants, the number and terms thereof, any applicable designation thereof, and the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof; and (vi) in the case of Units, a description of the securities comprising such Units and the offering price thereof. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Company's Articles of Incorporation, as amended (the "Charter") or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly by the Company, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.
                           --------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                   The date of this Prospectus is July 18, 1997.

                             AVAILABLE INFORMATION

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or any accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. Neither this Prospectus nor any accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street (Suite
1400), Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission also maintains a Web site that contains reports, proxy statements and other information about the Company filed electronically with the Commission: http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    Statements made in this Prospectus or in the accompanying Prospectus Supplement as to the contents of any contract or other document referred to do not purport to be complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference (i) its Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission on March 25, 1997, (ii) its Proxy Statement dated March 31, 1997 for its 1997 Annual Meeting of Shareholders, (iii) its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 filed on May 15, 1997, (iv) its Current Report on Form 8-K/A dated January 31, 1997 filed on April 15, 1997, and (v) the description of its Common Stock contained in its Registration Statement on Form 8-B filed on June 2, 1997.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the Offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

    The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Daniel B. Platt, Chief Financial Officer, Burnham Pacific Properties, Inc., 610 West Ash Street, Suite 1600, San Diego, California 92101, telephone (619) 652-4700.

                                  THE COMPANY

    The Company is a fully-integrated, self-managed real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company was originally incorporated as a California corporation in 1986 and in 1987 became the successor to a publicly-traded real estate limited partnership which was organized in 1963. The Company reorganized as a Maryland corporation in May 1997. The Company has elected to qualify as a real estate investment trust ("REIT") for federal income tax purposes since 1987.

    The Company's principal, executive office is located at 610 West Ash Street, Suite 1600, San Diego, California, 92101, and its telephone number is (619) 652-4700.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                                      QUARTER
                                                                                                                       ENDED
                                                                             YEAR ENDED DECEMBER 31,                  MARCH 31
                                                                    ------------------------------------------  --------------------
                                                                      1992       1993       1994       1995       1996       1997
                                                                    ---------  ---------  ---------  ---------  ---------  ---------

                                                                                         (DOLLARS IN THOUSANDS)
Ratio of earnings to fixed charges................................       1.09       1.94       2.13     --           1.67       1.23
Deficiency in the coverage of fixed charges by earnings before
  fixed charges...................................................     --         --         --      $  15,048     --         --

    The ratio of earnings to fixed charges equals earnings before fixed charges divided by fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings before fixed charges consist of income from operations plus fixed charges (other than capitalized interest). Fixed charges consist of interest expense and capitalized interest.

    Exclusive of impairments/write downs of assets, the ratio of earnings to fixed charges for the year ended December 31, 1995, would have been 1.61.

                                USE OF PROCEEDS

    Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of Securities primarily to repay indebtedness, to acquire additional retail shopping centers or other retail or entertainment facilities and to fund the development, expansion and/or improvement of new or existing retail shopping centers or other retail or entertainment centers already owned by the Company. The net proceeds from the sale of Securities may also be used for other general corporate purposes. Pending their use as described above, net proceeds from the sale of Securities may be invested in short term investments.

                                  RISK FACTORS

    In addition to the other information set forth and incorporated by reference herein, prospective investors should carefully consider the following information in evaluating the Company and its business before making an investment in the Securities offered hereby. The information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve a number of risks and uncertainties. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the retail industry in general and in the Company's specific market areas, changes in prevailing interest rates and the availability of financing, inflation, economic conditions in general and in the Company's specific market areas, labor disturbances, demands placed on management by a substantial increase in the number of properties owned by the Company (the "Properties"), and changes in the Company's acquisition plans and certain other factors described below or in the Prospectus Supplement relating to a specific issuance of Securities. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included or incorporated by reference in this Prospectus and the applicable Prospectus Supplement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," or the negative thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions.

GENERAL REAL ESTATE INVESTMENT RISKS

    Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's results of operations and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Company's Properties are located affects occupancy, market rental and vacancy rates and expenses, and, consequently, has an impact on the revenues from the Properties and their underlying values. The financial results of major local employers may have an impact on the revenues and value of certain of the Properties.

    Revenues from the Company's Properties may be further adversely affected by, among other things, the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses (including real estate taxes and utilities) which may not be passed through to tenants, and the expense of periodically renovating, repairing and re-leasing space. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Revenues and real estate values may also be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

    Most of the leases of the Company's retail Properties, as is common with many multi-tenant shopping centers, provide for tenants to reimburse the Company for a portion (frequently based upon the portion of total retail space in the Property that is occupied by the tenant) of the common area maintenance, real estate taxes, insurance and other operating expenses of the Property. To the extent that a Property has vacant rentable space, not only will the Company be deprived of the base rent that it would receive if the vacant space were occupied, but the Company itself will have to bear the unreimbursed expense applicable to such vacant space. Likewise, such expenses are generally not reduced when circumstances cause a reduction in rental revenues from the Property. If a Property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the Property or the exercise of other remedies by the mortgagee. Likewise, if a Property suffers sustained reductions in revenues, the Company may sustain a writedown of the asset value and a related charge to earnings.

GEOGRAPHIC CONCENTRATION

    The Company's Properties are all located on the West Coast, substantially all within the State of California, and within such state primarily in the San Diego County, greater Los Angeles and San Francisco Bay areas. This concentration of Properties subjects the Company to the strengths or weaknesses of the California economy and the aforementioned local economies in a number of ways. The performance of the economy in each locality affects occupancy, market rental rates and expenses and, consequently, has an impact on the revenues from the Company's Properties and their underlying values. The financial results of major local employers may have an impact on the revenues and value of certain of the Properties. A downturn in the economy of California in general or of any of these local economies could adversely affect the Company's results of operations and ability to make distributions to its stockholders. In that regard, certain areas of California (particularly the greater Los Angeles area) have in the past been adversely affected by reductions in defense spending, and certain other areas of California (particularly the San Francisco Bay area) may be substantially influenced by conditions in the high technology industries. Additionally, certain areas in California have been and remain subject to various natural disasters, including earthquakes and floods. See "-- Insurance Coverage Limitations."

INVESTMENT IN SINGLE INDUSTRY

    The Company's current strategy is to acquire interests only in retail shopping centers and related properties. As a result, the Company will be subject to risks inherent in investments in a single industry. The effects on cash available for distribution to the Company's stockholders resulting from a downturn in the retail industry might be more pronounced than if the Company's portfolio were more diversified as to property types.

    Among the risks that the Company as an owner of Properties leased primarily to retail tenants may face are the volatile nature of the retail business and changes in consumer preferences, which may result in tenant failures or changes in the physical requirements of retailers that the Company may be required to accommodate in order to retain or attract tenants. Retail chains may overexpand in the same general market area, thereby creating competition with their own stores that may be in one or more of the Company's Properties. Because many anchor tenants frequently have negotiating power to demand the exclusive or sole right to sell certain types of products in a shopping center, the existence of such rights may adversely limit the Company's ability to lease space in the center to retailers of potentially competing products. The foregoing and similar factors may affect the revenues, and resulting value, of the Company's Properties.

COMPETITION

    Numerous retail properties compete with the Company's Properties in attracting tenants to lease space. Some of these competing properties are newer and better located or designed and may offer lower expenses or be better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material adverse effect on the Company's ability to lease space in its Properties or at newly developed or acquired properties and on the rents charged.

    Additionally, the Company may be competing for investment opportunities with entities which have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

BANKRUPTCY AND FINANCIAL CONDITION OF TENANTS

    At any time, a tenant of the Properties may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby adversely affect the Company's results of operations and ability to make distributions to its stockholders. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future, or if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's results of operations and ability to make distributions to its stockholders may be adversely affected.

ACQUISITION AND DEVELOPMENT ACTIVITIES

    The Company intends to acquire existing retail commercial properties to the extent that they can be acquired on acceptable terms and meet the Company's investment criteria, including the availability of suitable financing. Acquisitions of retail commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

    The Company is pursuing certain commercial property development projects and expects to develop other projects. As a general matter, property development projects typically carry a higher, and sometimes substantially higher, level of risk than the acquisition of existing properties. For example, development projects generally require various governmental and other approvals, the receipt of which cannot be assured. Approvals frequently require undertakings for public infrastructure improvements or other activities to mitigate the effects of the proposed development, whose costs also cannot be assured. The Company's development activities will entail a variety of other risks, including the risk that funds will be expended and management time will be devoted to projects which may not come to fruition; the risk that a project will not be developed by the scheduled completion date; the risk that construction costs of a project may exceed original estimates, possibly making the project economically unfavorable to operate or requiring a writedown of the carrying amount of the project; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may adversely affect the Company's results of operations and ability to make distributions to its stockholders.

    The integration of the aforementioned acquisition and development properties into the systems and procedures of the Company presents a management challenge, and the failure to integrate such properties into the Company's operating structures could have a material adverse effect on the Company's results of operations and ability to make distributions to its stockholders.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its executive officers, J. David Martin, President and Chief Executive Officer of the Company, and Daniel B. Platt, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of the Company, and the loss of their services could have an adverse affect on the operations of the Company. The Company has an employment agreement with Mr. Martin, which is terminable by either party at will.

CONFLICTS OF INTEREST

    The Company currently has various development projects which it acquired from Mr. Martin, concurrently with Mr. Martin's appointment as President and Chief Executive Officer in 1995. While the Company has adopted procedures for decision-making with respect to such projects (including Mr. Martin's absence from Board of Directors meetings during certain discussions involving such projects), nevertheless the arrangement could result in conflicts of interest in one or more of the projects.

CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

    The Company has elected to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements since 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the Internal Revenue Service for taxable years still subject to audit or that the Company will continue to qualify as a REIT in future years. A REIT generally is not taxed on distributed income so long as it distributes to its stockholders at least 95% of its real estate investment trust taxable income. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the Company's control. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Company's stockholders would be reduced for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company to fail to qualify as a REIT or may cause the Company's Board of Directors to revoke the REIT election. See "Federal Income Tax Considerations."

ENVIRONMENTAL MATTERS

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of such hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. The Company may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries to persons and property, resulting from the environmental condition of its Properties, regardless of whether the Company itself actually contributed to such condition.

RISKS OF LEVERAGE

    Like many owners of real estate, the Company relies on borrowings to assist it in acquiring, developing and holding its properties. The Company currently has a line of credit facility (the "Credit Facility") that has secured and unsecured portions and also owns various Properties that are encumbered by deeds of trust or mortgages to various lenders. Neither the Charter nor the Bylaws of the Company limit the amount of indebtedness the Company may incur. Although financial covenants contained in the Credit Facility limit the amount of additional indebtedness the Company may incur, those covenants currently would permit the Company to incur substantial additional indebtedness. Currently, the maximum committed amount available under the Company's Credit Facility is $205 million. The Company has utilized the Credit Facility to finance certain recent acquisitions and may use the Credit Facility to fund the acquisition of additional properties and for other general corporate purposes. A portion of the Credit Facility is currently secured by certain Properties owned by the Company and the Credit Facility requires that the Company comply with a number of financial covenants. The Company is also obligated by other indebtedness secured by individual Properties. There can be no assurances that the Company will be able to meet its debt service obligations or to comply with the financial covenants in its debt instruments and, to the extent that it cannot, the lenders typically would be entitled to demand immediate repayment of the related indebtedness and to commence foreclosure proceedings against the property securing such indebtedness, thereby subjecting the Company to the risk of loss of some or all of its assets, including certain of its Properties. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in Properties at unfavorable prices. The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk of increases in interest rates on indebtedness (such as borrowings under the Credit Facility) which bears interest at floating rates, the risk that existing indebtedness cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. The Company's mortgage indebtedness (other than indebtedness under the Credit Facility) is generally nonrecourse to the Company. However, even with respect to nonrecourse mortgage indebtedness, the lenders may have the right to recover deficiencies from the Company in certain circumstances, including fraud, misapplication of funds and environmental liabilities.

INVESTMENTS IN JOINT VENTURES

    The Company has agreements with an institutional investor, California Urban Investment Partners ("CUIP"), relating to the joint ownership of two shopping center properties, Margarita Plaza and Ladera Center. Each property is owned by a separate limited liability company, of which both the Company and CUIP are managing members. The Company's interest in Margarita Plaza is 25%, and CUIP's is 75%. While the Company has substantially all of the ownership interest in Ladera Center at the date of this Prospectus, CUIP is obligated to fund its acquisition of a 75% interest in Ladera Center in the near future, which will reduce the Company's interest to a minority 25%.

    The Company occasionally makes acquisitions through what are sometimes referred to as "DownREIT partnerships." In general, these transactions involve the existing owners (usually partnerships) contributing their interests in the acquired property to a new limited partnership of which the Company is the general partner, in exchange for consideration which includes the issuance to the contributors of limited partnership interests that are exchangeable after a specified period of time for a fixed number of shares of Common Stock of the Company. A principal objective of contributors in structuring the sale of property to such a partnership is to defer the recognition of income taxes that would be incurred if the consideration received were other than a partnership interest; and the agreements relating to such transactions generally require that the partnerships hold the properties and/or maintain certain levels of indebtedness for negotiated periods of time in order to accommodate the contributors' objectives. Although the Company as general partner of such DownREIT partnerships has full control over the operations of the partnerships and the contributed properties, its ability to sell or refinance the properties may be limited by the terms of the agreements with the contributors.

    The Company may in the future acquire interests in other limited liability companies or in limited and general partnerships, joint ventures and other enterprises (collectively, "Joint Ventures") formed to own or develop real property or interests in real property. The Company may acquire minority interests in certain such Joint Ventures and also may acquire interests as a passive investor without rights to actively participate in management of the Joint Ventures. Investments in Joint Ventures involve additional risks, including the possibility that the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with those of the Company, that the Company will not have the right or power to direct the management and policies of the Joint Ventures and that such other participants may take action contrary to the instructions or requests of the Company and its policies and objectives or which could jeopardize the Company's ability to maintain its qualification as a REIT. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither the Company nor any of the other participants have full control over the Joint Ventures. The Company will, however, seek to maintain sufficient control of such Joint Ventures to permit the Company's business objectives to be achieved and its status as a REIT preserved, although there can be no assurance that it will be successful in doing so, which could have a material adverse effect on the Company and its ability to make distributions to stockholders. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in Joint Ventures.

INSURANCE COVERAGE LIMITATIONS

    The Company carries comprehensive general liability coverage and umbrella liability coverage on all of its Properties with limits of liability which the Company deems adequate (subject to deductibles and subject to the limitations described below on insurance for losses caused by earthquake or flood) to insure against liability claims and provide for the cost of defense. Similarly, the Company is insured against the risk of direct physical damage in amounts the Company estimates to be adequate (subject to deductibles) to reimburse the Company on a replacement cost basis for costs incurred to repair or rebuild each Property, including loss of rental income during the reconstruction period. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Should any uninsured loss occur, the Company could lose its investment in, and anticipated revenues from, a Property, which could have a material adverse effect on the Company and its ability to make distributions to stockholders. Currently the Company also insures certain of its Properties for loss caused by earthquake in the aggregate amount of $50 million (subject to deductibles) and one of its Properties for loss caused by flood. Because of the high cost of this type of insurance coverage and the wide fluctuations in price and availability, the Company has made the determination that the risk of loss due to earthquake and flood does not justify the cost to increase this coverage any further under current market conditions. However, there can be no assurance that the occurrence of an earthquake, flood or other natural disaster will not adversely affect the Company.

EFFECT OF VARIOUS MARKET FACTORS ON PRICE OF STOCK

    A variety of factors may influence the price of the Company's Common Stock in public trading markets. The Company believes that investors generally perceive REITs as yield-driven investments and compare the annual yield from distributions by REITs with yields on various other types of financial instruments. Thus an increase in market interest rates generally could adversely affect the market price of the Company's Common Stock. Similarly, to the extent that the investing public has a negative perception of companies in the retail business or REITs that own and operate retail shopping centers and other properties catering to retail tenants, the value of the Company's Common Stock may be negatively impacted in comparison to shares of other REITs owning other types of properties and catering to different types of tenants.

    The market price for the Common Stock may be affected by factors such as the announcement of new acquisitions or development projects by the Company or its competitors, quarterly variations in the Company's operating results or the operating results of the Company's competitors, changes in earnings (losses) or other estimates by analysts or reported results that vary from such estimates. In addition, the stock market may experience significant price fluctuations which could affect the market price of the Company's Common Stock which may be unrelated to the operating performance of the Company. Following periods of volatility in the market price of the Company's Common Stock, securities class action litigation could be initiated against the Company which could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company and its ability to make distributions to stockholders.

    The same factors may also adversely affect the market value of any shares of Preferred Stock (or Depositary Receipts representing interests therein) that the Company may issue. Whether or not a market for any series of Preferred Stock (or Depositary Receipts representing interests therein) develops will depend upon a variety of factors including the amount and terms of such series and the number and investment objectives of the purchasers thereof. See "Description of Capital Stock--Preferred Stock".

DEBT SECURITIES SUBJECT TO EVENT RISK

    Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Common Stock and Preferred Stock are designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock--Restrictions on Transfers" Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures, each dated as of a date prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that will be incorporated as an exhibit to the Registration Statement of which this Prospectus is a part prior to or at the time of the offering of the Debt Securities, subject to such amendments as may be adopted from time to time. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the "Indentures". The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities and to any further discussions thereof made in the applicable Prospectus Supplement relating to the specific Debt Securities.

    Capitalized terms used herein and not defined shall have the meanings assigned to them in the applicable Indenture.

TERMS

    GENERAL. The Debt Securities will be direct, unsecured obligations of the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the indebtedness represented by the Senior Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of Senior Indebtedness of the Company as described under "--Subordination." The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

    Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

    Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The following summaries set forth certain general terms and provisions of the Indentures and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

        (1) The title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

        (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

        (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

        (4) If convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

        (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

        (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

        (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

        (8) The place or places where the principal of (and premium or Make-Whole Amount (as defined in the Indenture), if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

        (9) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Company;

        (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

        (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

        (12) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any, including any amount due upon redemption, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on the yield on or trading price of other securities, including United States Treasury securities, or on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

        (13) Whether the principal of (and premium or Make-Whole Amount, if any) or interest on the Debt Securities of the series are to be payable, at the election of the Company or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

        (14) Provisions, if any, granting special rights to the holders of Debt Securities of the series upon the occurrence of such events as may be specified;

        (15) Any deletions from, modifications of or additions to the Events of Default (as defined in the Indenture) or covenants of the Company with respect to Debt Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants described herein;

        (16) Whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

        (17) Whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and, if Registered Securities of the series are to be issuable as a Global Security (as defined), the identity of the Depositary for such series;

        (18) The date as of which any Bearer Securities of the series and any temporary Global Security representing outstanding Debt Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

        (19) The Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;

        (20) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture to the Debt Securities of the series;

        (21) If the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

        (22) The obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into Common Stock or Preferred Stock, as the case may be, and the terms and conditions upon which such conversion shall be effected (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion); and

        (23) Any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture under which the Debt Securities are issued).

    If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery.

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security in registered form ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. Every Debt Security in registered form surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the selection of any Debt Securities for redemption and ending at the close of business on the day of mailing of the notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

    Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the applicable Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. The paying agents outside the United States, if any, initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. Unless otherwise provided in the applicable Prospectus Supplement, the Company may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable in registered form, the Company will be required to maintain at least one paying agent in each place of payment for such series and if Debt Securities of a series are issuable in bearer form, the Company will be required to maintain at least one paying agent in a place of payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indentures will provide that the Company may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes the Company's obligations to pay principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in such Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under such Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

    The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities that are not described in this Prospectus. Unless otherwise indicated in the applicable Prospectus Supplement, Senior Debt Securities will include the following covenants of the Company:

    EXISTENCE. Except as permitted under "--Merger, Consolidation or Sale of Assets," the Indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by Charter, Bylaws and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

    MAINTENANCE OF PROPERTIES. The Indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

    INSURANCE. The Indentures will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service.

    PAYMENT OF TAXES AND OTHER CLAIMS. The Indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default in the payment of any interest on any Debt Security of such series when such interest becomes due and payable that continues for a period of 30 days; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series when due and payable; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance, or breach, of any other covenant or warranty of the Company in the applicable Indenture with respect to the Debt Securities of such series and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (v) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having a specified aggregate principal amount outstanding, whether such indebtedness exists at the time the debt securities are issued or are thereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after written notice to the Company as provided in the Indenture; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary; and (vii) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

    If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any), with respect to Debt Securities of such series have been cured or waived as provided in such Indenture. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (a) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or (b) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

    The Indentures will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

    The Indentures will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities at the respective due dates or redemption dates thereof.

    The Indentures will provide that, subject to provisions in each Indenture relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

    Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

    Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (iii) change the place of payment, or the coin or currency, for payment of principal of, premium or Make-Whole Amount, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; (vi) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vii) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debt Securities of any series then outstanding; or (viii) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

    The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the applicable Indenture.

    Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture;
(ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture; or (x) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series.

    The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant such Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

    The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

    Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

CERTAIN DEFINITIONS

    "Indebtedness" means, with respect to any person, (i) any obligation of such person to pay the principal of, premium, if any, interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such person, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expenses or other amounts relating to any indebtedness of such person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by notes, debentures or similar instruments (including purchase money obligations) given in connection with the acquisition of any property or assets (other than trade accounts payable for inventory or similar property acquired in the ordinary course of business), including securities, for the payment of which such person is liable, directly or indirectly, or the payment of which is secured by a lien, charge or encumbrance on property or assets of such person, (c) for goods, materials or services purchased in the ordinary course of business (other than trade accounts payable arising in the ordinary course of business), (d) with respect to letters of credit or bankers acceptances issued for the account of such person or performance bonds, (e) for the payment of money relating to a Capitalized Lease Obligation (as defined in the Indenture) or (f) under interest rate swaps, caps or similar agreements and foreign exchange contracts, currency swaps or similar agreements; (ii) any liability of others of the kind described in the preceding clause (i) which such person has guaranteed or which is otherwise its legal liability; and (iii) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i) or (ii).

    "Senior Indebtedness" means Indebtedness of the Company, whether outstanding on the date of issue of any Subordinated Debt Securities or thereafter created, incurred, assumed or guaranteed by the Company, other than the following: (i) any Indebtedness as to which, in the instrument evidencing such

Indebtedness or pursuant to which such Indebtedness was issued, it is expressly provided that such Indebtedness is subordinate in right of payment to all indebtedness of the Company not expressly subordinated to such Indebtedness;
(ii) any Indebtedness which by its terms refers explicitly to the Subordinated Debt Securities and states that such Indebtedness shall not be senior, shall be PARI PASSU or shall be subordinated in right of payment to the Subordinated Debt Securities; and (iii) with respect to any series of Subordinated Debt Securities, any Indebtedness of the Company evidenced by Subordinated Debt Securities of the same or of another series. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, materials and services purchased in the ordinary course of business or (b) Indebtedness of the Company to a subsidiary of the Company.

SUBORDINATION

    Unless otherwise provided in the applicable Prospectus Supplement, Subordinated Debt Securities will be subject to the following subordination provisions.

    The payment of the principal of, interest on, or any other amounts due on, the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Company. No payment on account of the principal of, redemption of, interest on or any other amounts due on the Subordinated Debt Securities and no redemption, purchase or other acquisition of the Subordinated Debt Securities may be made, unless (i) full payment in cash of amounts then due for principal, sinking funds, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees and expenses, and of all other amounts then due on all Senior Indebtedness shall have been made or duly provided for pursuant to the terms of the instrument governing such Senior Indebtedness, and (ii) at the time of, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Indebtedness or any agreement pursuant to which any Senior Indebtedness has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Indebtedness being declared due and payable and not rescinded. In addition, the Subordinated Indenture provides that, if holders of any Senior Indebtedness notify the Company and the Subordinated Trustee that a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, no payment on account of principal, sinking fund or other redemption, interest or any other amounts due on the Subordinated Debt Securities and no purchase, redemption or other acquisition of the Subordinated Debt Securities will be made for the period (the "Payment Blockage Period") commencing on the date such notice is received and ending on the earlier of (a) the date on which such event of default shall have been cured or waived or (b) 180 days from the date such notice is received. Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing and known to the person giving such notice at the time of such notice on the same issue of Senior Indebtedness may be given during any period of 360 consecutive days. No new Payment Blockage Period may be commenced by the holders of Senior Indebtedness during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Period have been cured or waived. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full in cash before the holders of the Subordinated Debt Securities are entitled to any payments whatsoever.

    The Subordinated Indenture does not restrict the amount of Senior Indebtedness or other indebtedness of the Company or any Subsidiary. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than general creditors of the Company.

    If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise indicated in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

    The Indentures will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from certain obligations with respect to such Debt Securities under the applicable Indenture (including the restrictions described under "--Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below ), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium or Make-Whole Amount, if any) and interest.

    "Government Obligations" means securities that are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depositary receipt.

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(i) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (a) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (b) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "--Events of Default, Notice and Waiver" with respect to specified sections of an Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (vii) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into shares of Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK-ENTRY SYSTEM

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company ("DTC"), as Depositary. Global Securities may be issued in either fully registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

    The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants.

    The Company expects that, pursuant to procedures established by DTC, ownership of beneficial interests in any Global Security with respect to which DTC is the Depositary will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Debt Securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

    So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Beneficial owners of Debt Securities evidenced by a Global Security will not be considered the owners or holders thereof under the applicable Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Security with respect to which DTC is the Depositary must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the applicable Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

    Payments of principal of, any premium or Make-Whole Amount and any interest on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to or at the direction of the Depositary or its nominee, as the case may be, as the registered owner of the Global Security under the applicable Indenture. Under the terms of the applicable Indenture, the Company and the Trustee may treat the persons in whose name Debt Securities, including a Global Security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Debt Securities (including principal, premium or Make-Whole Amount, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such Participants. Redemption notices with respect to any Debt Securities represented by a Global Security will be sent to the Depositary or its nominee. If less than all of the Debt Securities of any series are to be redeemed, the Company expects the Depositary to determine the amount of the interest of each Participant in such Debt Securities to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining any records with respect thereto.

    Neither the Company nor the Trustee will be liable for any delay by the holders of a Global Security or the Depositary in identifying the beneficial owners of Debt Securities and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Security or the Depositary for all purposes. The rules applicable to DTC and its Participants are on file with the SEC.

    If a Depositary for any Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

    The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depositary, or with a nominee for such depositary, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

PAYMENT AND PAYING AGENTS

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

    All moneys paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium, Make-Whole Amount or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium, Make-Whole Amount or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof.

                          DESCRIPTION OF CAPITAL STOCK

    The description of the Company's Capital Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws, each as amended and restated.

GENERAL

    Under its Charter, the Company has authority to issue up to 100 million shares of stock, consisting of 75 million shares of Common Stock, 20 million shares of "Excess Stock" (as described below) and 5 million shares of Preferred Stock. The Directors have authority to issue authorized shares of Common Stock and of Preferred Stock and to classify or reclassify any unissued shares of either class in one or more classes or series of stock, each without action by the stockholders. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations. As of the date of this Prospectus, there are approximately 23,432,852 shares of Common Stock issued and outstanding, and no Preferred Stock or Excess Stock is outstanding.

COMMON STOCK

    All shares of Common Stock offered hereby have been duly authorized and will, when issued and paid for as described in the applicable Prospectus Supplement, be fully paid and nonassessable. Subject to the preferential rights of any shares or series of Preferred Stock and to the provisions of the Company's Charter regarding Excess Stock, holders of shares of Common Stock are entitled to receive dividends on Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

    Subject to the provisions of the Company's Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of Common Stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can, subject to any rights of holders of Preferred Stock, elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.

    See "--Restrictions on Transfer; Excess Stock" below for a description of certain provisions of the Company's Charter designed to preserve the status of the Company as a qualified REIT, that limit the transfer of, and provide the Company with a right to redeem, shares of capital stock (including shares of

Common Stock) and that also provide for the conversion of such stock to Excess Stock, in certain circumstances.

    Subject to the Company's Charter regarding Excess Stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preferences, appraisal or exchange rights. Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

    The Company furnishes its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

    Pursuant to the Maryland General Corporation Law ("MGCL") and the Company's Charter, the Corporation generally cannot dissolve, amend its Charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the Board of Directors and the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on such matters.

    The transfer agent and registrar for the Common Stock is The First Chicago Trust Company of New York, 525 Washington Boulevard, Jersey City, New Jersey 07303.

PREFERRED STOCK

    GENERAL. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Charter to fix for each series, subject to the provisions of the Company's Charter regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights, other than as determined by the Board of Directors. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

    TERMS. The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Charter and Bylaws and any applicable amendment to the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

    Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

        (1) The title and stated value of such Preferred Stock;

        (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

        (5) The voting rights, if any, of such Preferred Stock;

        (6) The procedures for any auction and remarketing, if any, for such Preferred Stock;

        (7) The provision for a sinking fund, if any, for such Preferred Stock;

        (8) The provision for redemption, if applicable, of such Preferred
    Stock;

        (9) Any listing of such Preferred Stock on any securities exchange;

        (10) If convertible, the terms and conditions upon which such Preferred Stock will be convertible into Common Stock, including the initial conversion price (or manner of calculation thereof) and the conversion period;

        (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

        (12) Whether interests in such Preferred Stock will be represented by Depositary Shares;

        (13) A discussion of certain federal income tax considerations applicable to such Preferred Stock;

        (14) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (15) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

        (16) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a qualified REIT.

    RANK. Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

    DIVIDENDS. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company, including Excess Stock, ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

    Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

    REDEMPTION. If so provided in the applicable Prospectus Supplement, the Preferred Stock shall be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

    VOTING RIGHTS. Holders of the Preferred Stock will not have any voting rights, except as set forth below or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (a) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been set aside by the Company in trust for the benefit of the holders of such shares to effect such redemption.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

    RESTRICTIONS ON OWNERSHIP. As discussed below under "--Restrictions on Transfer; Excess Stock," for the Company to qualify as a REIT under the Code not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock and/or providing for the automatic exchange of shares of Preferred Stock into shares of Excess Stock in certain circumstances. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

RESTRICTIONS ON TRANSFERS; EXCESS STOCK

    For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. The Charter of the Company contains provisions, designed to preserve the Company's qualification as a REIT, that limit any holder from owning, or being deemed to own by virtue of the attribution provisions of the Code either (i) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Stock Ownership Limit") or (ii) shares of capital stock having a value that is more than 9.8% of the value of all outstanding capital stock of the Company (the "Ownership Limit"). The Charter provides that each person (which includes natural persons, corporations, trusts, partnerships and other entities) shall be deemed to own stock that such person (i) actually owns, (ii) constructively owns after applying attribution rules specified in the Code, and (iii) has the right to acquire upon exercise of any rights, options or warrants or conversion of any convertible securities held by such person. The fact that certain affiliated entities, such as separate mutual funds advised by the same investment adviser, may own more than 9.8% of all outstanding shares of Common Stock or of the value of all outstanding capital stock in the aggregate will not of itself result in either the Common Stock Ownership Limit or the Ownership Limit being exceeded, merely because a single person may be considered to be the "beneficial owner" of such stock for purposes of Section 13(g) of the Exchange Act. The Board of Directors may waive either the Common Stock Ownership Limit or the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT.

    Any transfer of capital stock or any Security convertible into capital stock that would create direct or indirect ownership of capital stock in excess of either the Common Stock Ownership limit or the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of either the Common Stock Ownership Limit or the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to a trustee (to be named by the Board of Directors of the Company, but unaffiliated with the Company) as trustee for the exclusive benefit (except to the extent described below) of one or more charitable beneficiaries designated from time to time by the Company. The Excess Stock held in trust will be considered as issued and outstanding shares of stock of the Company, will be entitled to receive distributions declared by the Company and may be voted by the trustee for the exclusive benefit of the charitable beneficiary. Any dividend or distribution paid to a purported transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Charter (a "prohibited transfer") shall be repaid to the Company upon demand and thereupon paid over by the Company to the trustee. Any votes of holders of shares of capital stock purported to have been cast by a purported transferee prior to such discovery of a prohibited transfer will be retroactively deemed not to have been cast and may be recast by the trustee for the benefit of the charitable beneficiary, but said retroactive nullification or recast of the vote of the relevant shares of capital stock shall not adversely affect the rights of any person (other than the purported transferee) who has relied in good faith upon the effectiveness of the matter that was the subject of the stockholder action as to which such votes were cast.

    EXCESS STOCK IS NOT TRANSFERABLE. Subject to the redemption rights of the Company discussed below, the trustee of the trust may, however, sell and transfer the interest in the trust to a transferee in whose hands the interest in the trust representing Excess Stock would not be an interest in Excess Stock, and upon such sale the shares of Excess Stock represented by the sold interest shall be automatically exchanged for shares of capital stock of the class that was originally exchanged into such Excess Stock. Upon such sale, the trustee shall distribute to the purported transferee only so much of the sales proceeds as is not more than the price paid by the purported transferee in the prohibited transfer that resulted in the exchange of Excess Stock for the capital stock purported to have been transferred (or, if the purported transferee received such capital stock by gift, devise or otherwise without giving value for such stock, only an amount that does not exceed the market price for such stock, as determined in the manner set forth in the Charter, at the time of the prohibited transfer), and the trustee shall distribute all remaining proceeds from such sale to the charitable beneficiary.

    In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the trustee, to purchase all or any portion of the Excess Stock from the trustee for the lesser of the price paid for the capital stock by the original purported transferee (or, if the purported transferee received such capital stock by gift, devise or otherwise without giving value for such stock, the market price of the capital stock at the time of such prohibited transfer) or the market price of the capital stock on the date the Company exercises its option to purchase. Upon any such purchase by the Company, the trustee shall distribute the purchase price to the original purported transferee. The 90-day period begins on the date on which the Company receives written notice of the prohibited transfer or other event resulting in the exchange of capital stock for Excess Stock.

    The Charter provides that if the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

    These restrictions will not preclude settlement of transactions on the New York Stock Exchange or any other stock exchange on which capital stock of the Company is listed. The foregoing restrictions on transferability and ownership also will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT.

    The Company's Charter requires that, upon demand by the Company, each stockholder and each proposed transferee of capital stock will disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of shares of stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limitation provided by the Company's Charter may have the effect of delaying, deferring or preventing the acquisition of control of the Company. However, the Charter provides that the Ownership Limit shall not apply to shares of capital stock acquired pursuant to an all cash tender offer for all outstanding shares of capital stock in conformity with applicable laws where not less than two-thirds of the outstanding shares of capital stock (not including securities held by the tender offeror and/or its affiliates and associates) are tendered and accepted pursuant to such tender offer and where the tender offeror commits in such tender offer, if the offer is accepted by the holders of two-thirds of the outstanding stock, promptly after the tender offeror's purchase of the tendered stock to give any non-tendering stockholders a reasonable opportunity to put their capital stock to the tender offeror at a price not less than that paid pursuant to the tender offer.

CERTAIN PROVISIONS OF MARYLAND LAW

    The following summary of certain provisions of the MGCL does not purport to be complete and is qualified in its entirety by reference to the MGCL.

    BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares of capital stock or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

    Pursuant to authority contained in the MGCL, the Company's Board of Directors has adopted a resolution providing that the "business combination" provisions of the MGCL shall not apply to the Company, reserving however the right to offer, revoke or repeal such resolution if the Board of Directors determines that such alteration, revocation or repeal is in the best interest of the Company and its stockholders.

    CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, or (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any meeting of stockholders.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have been previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

    The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's articles of incorporation or bylaws.

    The Company's Bylaws contain a provision exempting any and all acquisitions of the Company's shares of capital stock from the control shares provision of the MGCL. The Board of Directors, however, by vote of two-thirds of its members, has authority at any time, without stockholder approval, to repeal or amend such exemption, whether before or after an acquisition of control shares, if it determines that such repeal or amendment is in the best interests of the stockholders of the Company. Alternatively, the Bylaws may be amended or repealed by the affirmative vote of a majority of the Board of Directors and a majority of all votes cast by holders of stock entitled to vote generally in the election of directors.

         DESCRIPTION OF DEPOSITARY SHARES REPRESENTING PREFERRED STOCK

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Shares Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Shares Depositary, the Company will cause the Preferred Shares Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof that will be incorporated as an exhibit to the Registration Statement of which this Prospectus is a part at the time of the offering of the Depository Shares is qualified in its entirety by reference thereto.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Shares Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary.

    In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary, unless the Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Company does not expect that there will be any public market for shares of Preferred Stock that are withdrawn as described in this paragraph.

REDEMPTION OF DEPOSITARY SHARES

    Whenever the Company redeems shares of Preferred Stock held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Shares Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company.

    From and after the date fixed for redemption, all dividends in respect of shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Shares Depositary.

VOTING

    Upon receipt of notice of any meeting at which the holders of shares of Preferred Stock are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such shares of Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Shares Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Shares Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Shares Depositary.

LIQUIDATION PREFERENCE

    In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION

    The Depositary Shares, as such, are not convertible into shares of Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of the Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Shares Depositary with written instructions to the Preferred Shares Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of beneficial interest, and the Company has agreed that, upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of shares of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Deposit Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

    The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Shares Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) at least two-thirds of each series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Shares Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Shares Depositary with respect to such Depositary Receipt. The Company has agreed that, if the Deposit Agreement is terminated to preserve the Company's status as a REIT, the Company will use its best efforts to list the shares of Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (a) all outstanding Depositary Shares shall have been redeemed or converted, or (b) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock.

CHARGES OF PREFERRED SHARES DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Shares Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Shares Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The Preferred Shares Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Shares Depositary with respect to the related Preferred Stock.

    Neither the Preferred Shares Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Shares Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence or willful misconduct, and the Company and the Preferred Shares Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Shares Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

    In the event the Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                       DESCRIPTION OF WARRANTS OR RIGHTS

    The Company may issue warrants or rights (collectively, the "Warrants") for the purchase of any series of Debt Securities, Depositary Shares or shares of any class of capital stock of the Company. Warrants may be issued independently or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement or rights agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent or rights agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Securities purchasable upon exercise of such Warrants; (v) the designation and terms of the Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) if applicable, the date on and after which such Warrants and the related Securities will be separately transferable; (vii) the price at which the Securities purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                       DESCRIPTION OF UNITS OF SECURITIES

    The Company may issue Units consisting of two or more other constituent Securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single Security only, as distinguished from the separate constituent Securities comprising such Units. Any such Units will be offered pursuant to a Prospectus Supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent Securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent Securities comprising the Units will become separately transferable; (v) provide information with respect to book-entry procedures, if any; (vi) discuss certain applicable federal income tax considerations relating to the Units; and (vii) describe any other terms of the Units and their constituent Securities.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operation has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code for all years since and including 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the Internal Revenue Service for taxable years still subject to audit.

    The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and very general summary of certain provisions which currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions which govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the income tax regulations promulgated thereunder. The following summary is qualified in its entirety by such reference. This discussion does not address any state tax considerations or issues that arise as a result of an investor's special circumstances or special status under the Code.

    Under the Code, if certain requirements are met in a taxable year, including the requirement that the REIT distribute to the stockholders at least 95% of its real estate investment trust taxable income for the taxable year, a REIT will generally not be subject to federal income tax with respect to income which it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income, the alternative minimum tax on its items of tax preference, and taxes imposed on income and gain generated by certain extraordinary transactions. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon the Company and its ability to make distributions to its stockholders. For additional discussion of certain issues relating to the Company's qualification as a REIT, see "Risk Factors--Consequences of Failure to Qualify as a REIT."

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. stockholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or
(iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source and (iv) does not have special status under the Code, such as tax-exempt organization; provided, however, for taxable years beginning after December 31, 1996 (or certain earlier periods if the trust so elects) trusts are to be included as "U.S. stockholders" only if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of stockholder's Common Stock, the distribution will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

    Investors are urged to consult their own tax advisors with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction. Foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities through underwriters or dealers, directly to one or more purchasers, or through agents.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or at negotiated prices.

    In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

    Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

    Under agreements into which the Company may enter, underwriters will be, and dealers and agents who participate in the distribution of Securities may be, entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, the Company may itself, or may authorize underwriters or other persons acting as the Company's agents to, solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

    In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

                                 LEGAL MATTERS

    The validity of the Securities that are subject to this Prospectus will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. In the case of an underwritten public offering, certain legal matters will be passed upon for the Underwriters by legal counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

    The financial statements and related financial statement schedules incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The BRE Portfolio's Combined Statement of Gross Income and Direct Operating Expenses for each of the three years in the period ended December 31, 1996 incorporated by reference herein has been audited by Ernst & Young LLP, independent auditors, as stated in their report thereon incorporated herein and has been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The combined statements of revenue and direct operating expenses of The Downey Portfolio for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such report contains a paragraph that states that the combined statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. It is not intended to be a complete presentation of The Downey Portfolio's combined revenue and expenses.

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SELECTED RECENT ACQUISITIONS

    Menifee Town Center
    San Marcos Plaza
    Westminster Center
    Bell Gardens Marketplace
    Centerwood Plaza
    Simi Valley Plaza
    Buena Vista Marketplace
    Summerhills Shopping Center
    580 Marketplace
    Discovery Plaza
    Creekside Shopping Center
    Southhampton Center
    Hallmark Town Center
    Arcade Square

[Pictures of each property]

                                BURNHAM PACIFIC